As filed with the Securities and Exchange Commission on May 12, 1999
                                         SECURITIES ACT FILE NO. 333-77643
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                           Amendment No. 1 to
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                          CENTURA SOFTWARE CORPORATION
               (Exact name of registrant as specified in its charter)

                               ---------------

        Delaware                        7372                  94-2874178
(State or other jurisdiction of  (Primary standard         (I.R.S. employer
 incorporation or organization)     industrial             identification
                                  classification               number)
                                     code number)


          975 Island Drive, Redwood Shores, California 94065 (650) 596-3400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                      _____________

                                  SCOTT R. BROOMFIELD
                              Centura Software Corporation
                                    975 Island Drive
                            Redwood Shores, California 94065
                                    (650) 596-3400
   (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                      _____________
                                          Copies to:
                                    RICHARD S. GREY, ESQ.
                            Orrick, Herrington & Sutcliffe LLP
                            Old Federal Reserve Bank Building
                                    400 Sansome Street
                               San Francisco, California 94111
                                      _____________
         Approximate date of commencement of proposed sale to the public:
         As soon as practicable after this Registration Statement becomes effective and certain other conditions under the applicable merger agreement are met or waived.


     If the only securities registered on this Form are being offered in connection with the formation of a holding company and there is compliance with general Instruction G, check the following box. [ ]




     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  [RAIMA LOGO]

                 MERGER PROPOSED - YOUR VOTE IS IMPORTANT

     Dear Stockholder:

     The boards of directors of Raima Corporation and Centura Software Corporation have agreed to a merger of their companies because they believe the resulting combination will create an opportunity to achieve significant operating synergies and better exploit the individual companies' complementary products in the embedded database market. The merger agreement provides that Raima will become a wholly owned subsidiary of Centura. The combined company will be headquartered in Redwood Shores, California.

     If the merger is completed, the shares of Raima common stock issued and outstanding at the time of the merger will be converted into (1) a base number of Centura common shares, minus professional fees over a certain dollar amount and a possible negative adjustment based on Raima's balance sheet and (2) a possible cash payment from a positive adjustment based also on Raima's balance sheet. See the section in this prospectus entitled "The Merger - Structure of the Merger and Conversion of Raima Common Stock" for a discussion of how the conversion of the Raima shares will be calculated. The shares of Centura stock to be issued to Raima stockholders will represent approximately 16.4% of the outstanding stock of Centura after the merger, with the remainder being held by Centura's existing stockholders.

     The affirmative vote of the holders of shares representing at least two-thirds of all outstanding shares of Raima stock is required to approve the merger. Raima has scheduled a special meeting of its stockholders to vote on the merger. We encourage you to exercise your voting rights. However, several significant stockholders of Raima, representing approximately 82% of the outstanding common stock, have agreed to vote their shares in favor of the merger. Therefore, regardless of other votes, the approval of the merger agreement is assured.

     THE BOARD OF DIRECTORS OF RAIMA HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF ITS STOCKHOLDERS AND RECOMMENDS THAT ITS STOCKHOLDERS VOTE IN FAVOR OF APPROVING THE MERGER AGREEMENT.

     All shares represented by each properly executed, unrevoked proxy in the form accompanying this prospectus which is received by Raima in time for its special meeting will be voted in the manner specified therein. If the manner of voting is not specified in an executed proxy received by Raima, the proxy will be voted for approval of the merger. An abstention from voting will have the effect of a vote against the merger because it is one less vote in favor.

     The date, time and place of the meeting is as follows:

                             June 4, 1999
                              5:30 p.m.
                          Raima Corporation
                        4800 Columbia Center
                           701 Fifth Avenue
                          Seattle, WA 98104

     This prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully.

     /s/ Stephen P. Smith

         Stephen P. Smith
     Chief Executive Officer

     THE MERGER INVOLVES RISKS TO RAIMA STOCKHOLDERS. SEE "RISK
FACTORS," BEGINNING ON PAGE 13.

     Neither the Securities and Exchange Commission nor any state securities regulators have approved the Centura common stock to be issued under this prospectus or determined whether this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        This prospectus is dated May 13, 1999 and is first being mailed to stockholders on or about May 13, 1999.






                                RAIMA CORPORATION
                               4800 COLUMBIA CENTER
                                 701 FIFTH AVENUE
                                 SEATTLE, WA 98104

                              ________________________
                        NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON JUNE 4, 1999
                              ________________________

     To Our Stockholders:

     A special meeting of stockholders of Raima Corporation will be held at the offices of Raima located at 4800 Columbia Center, 701 Fifth Avenue, Seattle WA 98104, on June 4, 1999, commencing at 5:30 p.m., local time, for the following purposes:

     1. To consider and vote on a proposal to adopt the Agreement and Plan of Reorganization dated as of March 15, 1999 among Centura Software Corporation, a Delaware corporation, Centura Subsidiary Corporation, a Delaware corporation, and Raima. Adoption of the merger agreement and its implementation would effect the following actions, among other matters:

     (a) a wholly owned subsidiary of Centura will be merged into Raima, resulting in Raima becoming a wholly owned subsidiary of Centura,

     (b) the shares of Raima common stock issued and outstanding at the time of the merger will be converted into
          (1) a base number of Centura common shares, minus professional fees over a certain dollar amount and a possible negative adjustment based on Raima's balance sheet and (2) a possible cash payment from a positive adjustment based also on Raima's balance sheet. See the section entitled "The Merger-Structure of the Merger and Conversion of Raima
          Common Stock" on page 33 for a discussion of how the conversion of the Raima shares will be calculated.

     2. To transact such other business as may properly come before the meeting.

     All Raima stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage prepaid envelope enclosed for that purpose. Any Raima stockholder attending the meeting may vote in person even if he or she returned a proxy.

     Holders of outstanding shares of Raima common stock have the right to dissent from the merger and, subject to certain conditions, receive payment for their shares. These rights are described in greater detail in the accompanying prospectus under the caption "The Merger-Rights of Dissenting Stockholders," and are set forth in Sections 23B.13.010 through 23B.13.310 of the Washington Business Corporation Act, a copy of which is attached as Annex B to this prospectus.

     Stockholders of record as of the close of business on April 21, 1999 will be entitled to vote at the meeting and any adjournment or postponement of it.

     The merger and other important matters are explained in this prospectus, which you are urged to read carefully. A copy of the merger agreement is attached as Annex A.

                       By order of the board of directors,

                          /s/ Stephen P. Smith
                       Stephen P. Smith
                       Chief Executive Officer

    Seattle, Washington
May 13, 1999

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE FILL IN, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.





                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE CENTURA/RAIMA MERGER                    iv

WHO CAN HELP ANSWER YOUR QUESTIONS                                     vii

SUMMARY                                                                  1

THE COMPANIES                                                            1

RAIMA STOCKHOLDERS' MEETING                                              2

THE MERGER AND RELATED TRANSACTIONS                                      2

SUMMARY HISTORICAL FINANCIAL DATA                                        7

Selected Historical Financial Data of Centura                            7
Selected Historical Financial Data of Raima                              8
Summary Unaudited Pro Forma Condensed Combined
  Consolidated Financial Data                                            9

UNAUDITED COMPARATIVE PER SHARE INFORMATION                             10

MARKET PRICE AND DIVIDEND INFORMATION                                   11
Recent Closing Prices                                                   11
Dividend Information                                                    12

RISK FACTORS                                                            13
The value of the consideration that Raima stockholders
receive will depend in part on the price of Centura's
common stock.                                                           13
The price of Centura's common stock has been volatile.                  13
Centura may have difficulty restructuring its operations
and integrating Raima into its business.                                14
The impact of Centura's recent strategic changes is
uncertain.                                                              14
Centura's new management team might not be successful in
executing its objectives.                                               14
Centura's future performance is substantially dependent on
the performance of its executive officers and key
product development, technical, sales, marketing and
management personnel.                                                   15
Centura has experienced recent fluctuations in quarterly
and annual results.                                                     15
Centura and Raima may not succeed in effectively
developing new products and keeping pace with rapid
technological changes.                                                  17
Year 2000 problems may have an adverse effect on Centura's
and Raima's operations and ability to offer products and
services without interruption.                                          19
After the merger the combined company will face intense
competition.                                                            19
Any termination or significant disruption of Centura's or
Raima's relationships with any of their resellers or
distributors, or the failure by such parties to renew
agreements with Centura or Raima, could materially and
adversely affect the combined company's business,
operating results and financial condition.                               21
The combined company's continued success in international
markets is uncertain.                                                    22
The success and ability of the combined company to compete
is dependent in part upon its proprietary technology.                    22

SPECIAL MEETING OF RAIMA'S STOCKHOLDERS                                  24
Record Date                                                              24
Voting at the Raima Special Meeting                                      24
Proxies                                                                  24

THE MERGER                                                               26
Background Of The Merger                                                 26
Joint Reasons For The Merger                                             28
Raima's Reasons for the Merger; Board Recommendation                     29
Conflicts of Interests of Certain Persons in the Merger                  32
Completion and Effectiveness of the Merger                               33
Structure of the Merger and Conversion of Raima Common  Stock            33
Escrow Arrangement                                                       34
Exchange of Raima Stock Certificates for Centura Stock
Certificates and Cash                                                    35
Material United States Federal Income Tax Consequences of
the Merger                                                               36
Accounting Treatment of the Merger                                       38
Regulatory Filings and Approvals Required to Complete the
Merger                                                                   38
NASDAQ SmallCap Market Listing                                           39
Rights of Dissenting Stockholders                                        39
The Merger Agreement                                                     40
Employment Agreements                                                    47
Raima Employee Stock Options                                             48
Operations after the Merger                                              48

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL INFORMATION                                                    50

INFORMATION REGARDING RAIMA                                              55
Overview                                                                 55
Management's Discussion and Analysis                                     59
Ownership of Raima Capital Stock                                         65

CERTAIN RELATIONSHIPS AND RELATED TRANSCTIONS                            66

PRO FORMA OWNERSHIP OF CENTURA COMMON STOCK                              67

COMPARISON OF RIGHTS OF HOLDERS OF RAIMA COMMON STOCK
AND CENTURA COMMON STOCK                                                 68
Classes of Common Stock of Raima and Centura                             68
Preferred Stock                                                          68
Cumulative Voting                                                        68
Number of Directors                                                      68
Removal of Directors                                                     69
Filling of Vacancies on the Board of Directors                           69
Limits on Stockholder Action by Written Consent                          69
Ability to Call Special Meetings                                         70
Advance Notice Provisions for Stockholder Nominations and  Proposals     70
Amendment of Certificate or Articles of Incorporation                    71
Amendment of Bylaws                                                      72
State Anti-Takeover Statutes                                             72
Transactions With Officers or Directors.                                 72
Limitation of Liability of Directors                                     73
Indemnification of Directors and Officers                                74
Certain Anti-Takeover Provisions                                         75

LEGAL OPINION                                                            77

EXPERTS                                                                  77

WHERE YOU CAN FIND MORE INFORMATION                                      77

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION                         78

CONSOLIDATED FINANCIAL STATEMENTS OF RAIMA                              F-1

ANNEX A: AGREEMENT AND PLAN OF REORGANIZATION DATED MARCH 15, 1999      A-1

ANNEX B: WASHINGTON DISSENTERS' RIGHTS STATUTE                          B-1

QUESTIONS AND ANSWERS ABOUT THE CENTURA/RAIMA MERGER

Q.   Why are the two companies proposing to merge?

A. Our companies are proposing to merge because we believe the resulting combination will create an opportunity to achieve significant operating synergies and better utilize the individual companies' complementary products in the embedded database market.

Q.   What will I receive in the merger?

A. Raima stockholders will receive (1) a total of approximately 5,800,000 shares of Centura common stock in exchange for all the shares of Raima common stock outstanding, minus a number of shares based on the amount of professional fees incurred by Raima in the transaction over a certain dollar and a possible negative adjustment based on Raima's balance sheet, and (2) a possible cash payment from a positive adjustment based also on Raima's balance sheet.

     The merger agreement contains a condition that the average trading price of Centura's common stock for 10 trading days prior to the merger be at least $1.00. However, this condition may be waived by both parties. The merger agreement also provides a cap of $17,400,000 on the value of the Centura shares the Raima stockholders may receive in the merger.

     Centura will not issue fractional shares. Raima stockholders who would otherwise be entitled to receive a fractional share will instead receive cash based on the market value of the fractional share of Centura stock.

     In order to calculate the ratio of Centura shares to which you are entitled for your Raima shares, divide the base number of Centura shares the Raima stockholders would receive (minus adjustments) by the number of outstanding shares of Raima stock at the time of merger.

Example A:

     If the number of Centura shares the Raima stockholders would receive equals 4,761,600 (after adjustments) and the outstanding shares of Raima stock equals 6,200,000, then the exchange ratio would be
                   4,761,600
                 -------------  =  0.768
                   6,200,000

     Therefore you will receive 0.768 of a share of Centura common stock for each share of Raima stock you own.

     If you currently own 100 shares of Raima common stock, then after the merger you will be entitled to receive 76 shares of Centura common stock and a check for the market value of the 0.8 fractional share.

     The ratio of Centura shares to which you are entitled for your Raima shares will vary depending on the adjustment to the base number of Centura shares that Raima stockholders will receive in the aggregate (based on the amount of professional fees and Raima's balance sheet) and the number of outstanding shares of Raima at the time of the merger. The dollar value of the shares you receive in the exchange will also vary depending on the price of Centura shares at the completion of the merger.

     As stated in Example A, if you own 100 shares of Raima common stock, you would be entitled to receive 76 shares of Centura common stock and a check for the residual fractional amount. If the trading price of Centura common stock at the time of the merger is $2 per share, your 76 Centura shares would be worth $152. If the trading price of Centura's common stock at the time of the merger instead is $1 per share, you would still be entitled to receive 76 Centura shares, but they would then be worth $76.

     However, as stated above, the average trading price of Centura's common stock for 10 trading days prior to the merger must be at least $1.00, unless the parties waive this condition.

     In addition, if the average trading price of Centura for 10 trading days prior to the merger is greater than $3.00 per share, then the maximum total value of the Centura shares the Raima stockholders would receive would be $17,400,000, and the base number of Centura shares Raima stockholders would receive would be calculated as follows:
                             $17,400,000
                            -------------
                          the average Centura
                            trading price

Example B:

     If the average Centura trading price is $3.01 per share, then Raima stockholders would receive the following base number of Centura shares (before adjustments) in the aggregate:

                              $17,400,000
                            -------------  =  5,780,730.897
                                $3.01

The number of Centura shares to which you are entitled for each share of Raima stock you own would be calculated in the same manner as in Example A above.

Q.   What do I need to do now?

A. Just mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares will be counted at the special meeting of Raima's stockholders.

Q.   Does Raima's board recommend voting in favor of the merger?

A. Yes. The board of directors of Raima unanimously recommends voting in favor of the adoption of the merger agreement.

Q.   Can I change my vote after I have mailed my signed proxy card?

A. Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this three different ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Raima stockholders choosing either of these options should send their revocation letter or new proxy card to the Raima corporate secretary at the address provided on page vii. The third way you may change your vote is to attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions provided by your broker to change those instructions.

Q.   Should I send in my stock certificates now?

A. No. After the merger is completed, Centura will send Raima stockholders written instructions for exchanging their share certificates.

Q.   When will I receive my Centura shares?

A. If the stockholders of Raima vote to adopt the merger agreement at its special meeting, we expect the merger will be completed by June 7, 1999.

Q:   What will happen to stock options held by Raima employees?

A. Under the Raima Stock Option Plan, the vesting of each outstanding option is accelerated so that it will become exercisable in full immediately prior to the merger. If any options are not exercised on the effective date of the merger, they will automatically terminate.

                  WHO CAN HELP ANSWER YOUR QUESTIONS


     If you have more questions about the merger or would like additional copies of this prospectus, you should contact:

                            Raima Corporation
                           4800 Columbia Center
                             701 Fifth Avenue
                            Seattle, WA  98104
                       Attention:  Stephen P. Smith
                            (206) 515-9477


                                SUMMARY

     This summary only highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 77.

                                  THE COMPANIES

                          CENTURA SOFTWARE CORPORATION
                                975 Island Drive
                          Redwood Shores, California 94065
                                  (650) 596-3400

     Centura believes that it is a leading provider of enterprise-scale client/server and internet application development and deployment software. Centura offers four major product lines: SQLBase, Centura Team Developer, SQLWindows and SQLHost. SQLBase consists of small-footprint database products that help businesses deploy decentralized applications easily and cost-effectively. Centura Team Developer helps customers develop and deploy 32-bit client/server applications in traditional two and multi-tiered client/server environments as well as the internet and corporate intranet environments. Created specifically to meet the needs of organizations seeking the power to move from workgroup and enterprise pilot projects into large enterprise applications, Centura Team Developer delivers client/server application scalability, internet integration, and drag and drop data replication facilities. SQLWindows is an open 16 bit client/server development environment for creating multi-database applications on desktop platforms. SQLHost allows organizations to integrate DB2 or legacy data into a client/server environment without compromising performance, control, or security.

     Centura's products enable customers to obtain the benefits of PC client/server computing, while preserving their investments in corporate data sources. Centura has established stratified distribution channels that provide broad market coverage for its products and address the specific needs of its varied customer segments worldwide. Centura's products are used in at least 75 countries by organizations including Automatic Data Processing (ADP), Baan, BMW, CAMData, Citibank N.A., Clarus, Computer Associates, Daimler-Benz, Deutsche Bank, Ford Motor Company, IFS, Infra Corporation (Help Desk Systems), Norfolk Southern, Ontario Hydro, Lilly Software, Siemens-Nixdorf Information System AG (Siemens-Nixdorf), Station, Telia, The Southern Company, United Airlines, United Parcel Service (UPS), Xerox and the governments of Australia, France, Mexico, the United Kingdom and the United States.

                                 RAIMA CORPORATION
                                4800 Columbia Center
                                  701 Fifth Avenue
                               Seattle, Washington 98104
                                   (206) 515-9477

     Raima Corporation is a privately held company which develops and markets database management systems. Raima's principal products are Raima Database Manager, a fast, small footprint database management system, and Velocis Database Server, a client/server SQL database with support for multiple database models and application programming interfaces. Raima also has developed a report writer product, Raima Report Writer, which enables users to access information stored in Raima Database Manager. In addition, Raima provides consulting and training through its subsidiary, Vista Development Corporation.

                           RAIMA STOCKHOLDERS' MEETING

The Raima Special Meeting

        The Raima special meeting will be held at Raima's offices at 4800 Columbia Center, 701 Fifth Avenue, Seattle Washington, 98104, at 5:30 p.m., local time, on June 4, 1999. At the Raima special meeting, Raima stockholders will be asked to adopt the merger agreement.

Raima's Recommendation to Stockholders

     The Raima board believes that the merger is fair to you and in your best interest and unanimously recommends that you vote FOR the proposal to approve the merger agreement. For more information on why the Raima board recommends the merger and possible conflicts of interest of the Raima directors, see pages 29 and 32, respectively.

Record Date; Voting Power

        You are entitled to vote at the special meeting if you owned shares of Raima as of the close of business on May 12, 1999, which is the record date.

        On the record date, there were 6,557,528 shares of Raima common stock entitled to vote at the Raima special meeting. Raima stockholders will have one vote for each share of Raima common stock they owned on the record date.

Raima Vote Required

     In order to approve the merger, two-thirds of the outstanding shares of Raima common stock must vote in favor of adopting the merger agreement. Several Raima stockholders, who together hold a total of 5,079,910 shares of Raima common stock as of March 15, 1999, representing approximately 82% of the outstanding shares of Raima common stock, have agreed to vote their shares in favor of the merger. Accordingly, approval of the merger agreement by Raima stockholders is assured. For more information on the Raima special meeting, see page 24.

                      THE MERGER AND RELATED TRANSACTIONS

     THE MERGER AGREEMENT IS ATTACHED TO THIS PROSPECTUS AS ANNEX A. WE ENCOURAGE YOU TO READ THE MERGER AGREEMENT CAREFULLY, AS IT IS THE LEGAL DOCUMENT WHICH GOVERNS THE MERGER OF CENTURA AND RAIMA.

Ownership of Centura Following The Merger

     Immediately following the merger, former Raima stockholders will own approximately 16% of the combined company.

Management and Board Of Directors of Centura Following the Merger

     If the merger is completed, the current directors and executive officers of Centura will continue to be the directors and executive officers of Centura; however, Centura will cause Thomas R. Clark, a current director of Raima, to be appointed to its board and, in connection with its next two annual meetings thereafter, will nominate and recommend for election to its board Mr. Clark or another designee agreed upon by certain significant Raima stockholders. Please refer to the section entitled "The Merger-Operations after the Merger" on page 48.

Interests of Executive Officers and Directors of Raima in the Merger
(Page 32)

     In considering the Raima board's recommendation that you vote in favor of the merger, you should be aware that some officers and directors of Raima have benefits that provide them with interests in the merger that are different from the interests of Raima stockholders. Please refer to pages 32 and 47 for more information.

Merger Consideration

     The shares of Raima common stock issued and outstanding at the time of the merger will be converted into (1) a base number of Centura common shares, minus professional fees incurred by Raima over a certain dollar amount and a possible negative adjustment based on Raima's balance sheet and (2) a possible cash payment from a positive adjustment based also on Raima's balance sheet. See the section entitled "The Merger-Structure of the Merger and Conversion of Raima Common Stock" on page 33 for a discussion of how the conversion of the Raima shares will be calculated.

Escrow Arrangement (Page 34)

     On the day of the merger, Centura will pay to each holder of Raima stock 80% of the shares of Centura common stock and 80% of the cash to which such stockholder is entitled to receive. The 20% balance of stock and cash will be deposited in an escrow account to cover any indemnification claims. Approximately 50% of the escrowed stock will be released after 6 months, and the remainder of the escrowed stock and all of the escrowed cash will be released after 12 months, in each case subject to amounts needed to satisfy pending claims.

Conditions to the Merger (Page 44)

     The completion of the merger depends upon meeting a number of conditions, including the following:

  o the requisite number of Raima's stockholders shall have voted in favor of the merger;

  o Raima stockholders holding no more than 6% of the outstanding Raima stock will have exercised their dissenters' rights, as further described in the section entitled "The Merger-Rights of Dissenting Stockholders" on page 39;

  o at the closing, the representations and warranties of each of Centura and Raima shall be true in all material respects and each of the companies shall have performed their covenants in the merger agreement;

  o certain Raima key employees will have entered into employment agreements with Centura;

  o the arithmetic mean of the closing sale price of Centura common stock on the Nasdaq SmallCap Market for each of the ten (10) trading days before the merger, shall not be less than $1.00 per share;

  o Centura shall be in compliance with all of the requirements for continued listing of its common stock on the Nasdaq SmallCap Market;

  o five days have passed since Centura has issued a press release containing news adverse to Centura; and

  o PricewaterhouseCoopers LLP will have delivered an unqualified opinion regarding Raima's audited financial statements for fiscal years ended December 31, 1998 and 1997.

     Each of the conditions to the merger may be waived by the company entitled to assert the condition.

Employment Agreements (Page 47)

     As a condition to the merger, Centura will enter into employment agreements with Stephen P. Smith, Randall L. Merilatt, Wayne L. Warren, all of whom are directors and principal stockholders of Raima, and Steven
T. Graves, who is President and Chief Operating Officer of Raima. Mr. Smith will be employed as Vice President, Business Development of Centura; Mr. Graves will be employed as Vice President, Worldwide Consulting of Centura; and Messrs. Warren and Merilatt will be employed as Senior Database Architects of Centura.

Termination of the Merger Agreement (Page 46)

     Centura and Raima can mutually agree to terminate the merger agreement without completing the merger, and either of them can terminate the merger agreement by written notice if the merger is not completed by June 7, 1999.

Payment of Expenses upon Termination (Page 46)

     Each party shall pay the other's legal, accounting and advisory expenses incurred in connection with the merger if the agreement is terminated because of a breach by that party. The merger agreement requires Centura to pay up to $100,000 of Raima's legal, accounting and advisory fees and expenses incurred in connection with the merger if the merger agreement is terminated for any reason other than a breach by the parties to the agreement.

When the Merger Takes Effect (Page 33)

     The merger will become effective when all necessary documentation has been filed in Delaware and Washington. Such documentation will be filed promptly upon satisfaction or waiver of each of the conditions provided in the merger agreement.

Exchange of Stock Certificates (Page 35)

     After completion of the merger, Raima stockholders will no longer have any rights as Raima stockholders. Once the merger is effective, Centura will mail instructions for the exchange of certificates to all Raima stockholders. Raima stockholders who turn in their Raima stock certificates will receive Centura stock certificates and cash, if applicable, from the transfer agent as quickly as is feasible.

Comparison of Rights Under Applicable Laws (Page 68)

     Centura is incorporated in the State of Delaware, and Raima is incorporated in the State of Washington. After the merger, the rights of Raima stockholders will be governed by Centura's certificate of incorporation and bylaws. There are important differences between Centura's and Raima's governing documents of which you should be aware.

Accounting Treatment (Page 38)

     The merger will be accounted for by Centura as a purchase in accordance with generally accepted accounting principles. Application of the purchase method of accounting for the merger will reduce Centura's pre-tax earnings for approximately 5 years. The reported results of operations of Centura will include the results of Raima from and after the closing date of the merger. The assets, including intangible assets, and liabilities of Raima will be recorded at their fair values as of the closing date of the merger. Any excess of the purchase consideration over the fair values of the assets and liabilities of Raima will be recorded as goodwill and amortized over a 5-year period.

Federal Income Tax Consequences (Page 36)

     We have structured the merger so that it is not expected that Centura, Raima and their stockholders should recognize any gain or loss for federal income tax purposes as a result of the merger, except for taxes on cash received by Raima stockholders in the merger. However, there may be a possibility that the merger as structured will not be tax free to you. In that event, you would be treated as selling your Raima common stock to Centura in a fully taxable transaction, resulting in capital gain or loss measured by the difference between the value of the Centura common stock and cash you received in the merger and your tax basis in the Raima common stock.

     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX
CONSEQUENCES OF THE MERGER TO YOU.

Dissenter and Appraisal Rights (Page 39)

     Under Washington law, Raima stockholders have dissenters' rights and a right to an appraisal of the value of their shares in connection with the merger.

Listing of Centura Common Stock

     Prior to the merger, Centura will obtain approval to have the shares of Centura stock to be issued in the merger listed on the Nasdaq SmallCap Market.

Trademarks

     Centura, the Centura logo, Centura Ranger, Gupta, the Gupta logo, Gupta Powered, the Gupta Powered logo, Fast Facts, Quest, QuickObjects, SQL/API, SQLBase,SQLBase SafeGuarde, SQLBase Safeguarde Max, SQLBase Ranger, SQLConsole, SQLGateway, SQLHost, SQLNetwork, SQLRouter and SQLTalk are trademarks of Centura and are registered in certain jurisdictions. SQLWindows, TeamWindows, ReportWindows, and EditWindows are trademarks exclusively used and licensed by Centura.

     Raima, Raima Database Manager, Raima Object Manager, Raima Report Writer and Velocis Database Server are trademarks of Raima.

                        SUMMARY HISTORICAL FINANCIAL DATA

     Centura is providing the following information to aid you in your analysis of the financial aspects of the merger. Centura derived this information from its historical audited financial statements for the fiscal years ended December 31, 1994 through December 31, 1998. This information is only a summary and you should read it in conjunction with Centura's consolidated financial statements (and related notes) contained in the most recent annual report for Centura which has been incorporated in this prospectus by reference.

                 Selected Historical Financial Data of Centura
                      (in thousands, except per share data)



Consolidated Statement of Operations Data:
                                                              Year Ended December 31,
                                           -------------------------------------------------
                                             1998      1997      1996      1995      1994
                                           --------- --------- --------- --------- ---------
Net revenues..............................  $53,497   $57,946   $63,233   $65,714   $56,532
Operating income (loss)...................    3,895     1,230     2,484   (42,993)  (32,981)
Net income (loss) from continuing
  operations(1)...........................    2,115      (649)    2,027   (44,079)  (31,841)
Basic net income (loss) per share(1)......    $0.08    ($0.04)    $0.15    ($3.62)   ($2.66)
Basic weighted average common shares(1)...   27,390    15,439    13,231    12,175    11,957
Diluted net income (loss) per share(1)....    $0.08    ($0.04)    $0.15    ($3.62)   ($2.66)
Diluted weighted average common shares(1).  $27,776   $15,439   $13,380   $12,175   $11,957


Consolidated Balance Sheet Data:
                                                              At December 31,
                                           -------------------------------------------------
                                             1998      1997      1996      1995      1994
                                           --------- --------- --------- --------- ---------
Working capital (deficit)(2)..............     $983  ($18,232) ($15,616) ($25,604)     $599
Total assets..............................   29,372    28,200    36,705    48,104    58,161
Long-term obligations.....................       53       856    12,188    11,744     1,939
Stockholders' equity (deficit)............   $7,273   ($9,954) ($16,923) ($24,057)  $18,670

___________

(1)   See Note 2 of Notes to Consolidated Financial Statements in
      Centura's most recent annual report incorporated in this prospectus by reference for an explanation of shares used in computing net income (loss) per basic and diluted common shares and equivalents.

(2) Working Capital (Deficit) includes deferred revenue of $13,274,000, $14,618,000, $21,891,000, $28,800,000 and $21,879,000 at December
      31, 1998, 1997, 1996, 1995, and 1994, respectively.


   1999 First Quarter Results

     Centura recorded net revenue of $12.4 million in the first quarter of 1999, as compared with net revenue of $12.8 million in the first quarter of 1998. International revenues were 54% of net revenue in the first quarter of 1999 compared with 55% of net revenue in the first quarter of 1998. Invoicing increased to $12.2 million for the first quarter in 1999, as compared with $11.9 million in the first quarter of 1998. Invoicing for embedded database licenses grew 17% as compared with the first quarter of 1998.

     Operating income was $.4 million in the first quarter of 1999, as compared with $1.3 million in the first quarter of 1998 and net income was $.1 million, as compared with $.5 million in the first quarter of 1998. Operating cash flow (EBITDA) was $.5 million in the first quarter of 1999, as compared with $1.2 million in the first quarter of 1998. Earnings per basic and diluted shares outstanding was $.00 in the first quarter of 1999, as compared with $.03 for the first quarter of 1998.

         __________________________________________________________

     Raima is providing the following information to aid you in your analysis of the financial aspects of the merger. Raima derived this information from its historical unaudited financial statements for the fiscal years ended December 31, 1994 through December 31, 1996 and the audited financial statements for the fiscal years ended December 31, 1997 and 1998. This information is only a summary and you should read it in conjunction with Raima's consolidated financial statements (and related notes) beginning on page F-1 and "Raima's Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 59.


                  Selected Historical Financial Data of Raima
                                   (in thousands)


Consolidated Statement of Operations Data:
                                                                Year Ended December 31,
                                           ---------------------------------------------------
                                             1998        1997      1996      1995      1994
                                           ---------   --------- --------- --------- ---------
Net revenues...............................  $8,584      $8,613    $6,771    $6,148    $5,422
Operating income (loss)....................    (220)        343       183       516    (1,926)
Net income (loss) from continuing
  operations...............................    (127)(1)     323       123       389    (1,977)


Consolidated Balance Sheet Data:
                                                                 December 31,
                                           ---------------------------------------------------
                                             1998        1997      1996      1995      1994
                                           ---------   --------- --------- --------- ---------
Working capital (deficit)..................     $86       ($712)     $272      $294     ($247)
Total assets...............................   3,023       3,719     3,072     2,876     1,688
Long-term obligations......................      36          31     1,740     1,876     1,770
Shareholders' equity (deficit).............     564        (166)     (881)   (1,004)   (1,360)


(1) Excludes extraordinary gain on the forgiveness of debt of $451,000, net of taxes. See note 1 to Raima's consolidated financial statements (and related notes).


 Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Data
                      (in thousands, except per share data)

     The following table sets forth unaudited pro forma condensed combined consolidated financial data for Centura and Raima which gives effect to the acquisition, accounted for as a purchase, as if it had been consummated as of January 1, 1998 for the statement of operations data and December 31, 1998 for the balance sheet data. The pro forma data is not necessarily indicative of the results that would have been achieved had the transaction been consummated on such dates and should not be construed as representative of future operations. This presentation is subject to the assumptions set forth in the notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Information appearing elsewhere in this prospectus. The information presented should be read in conjunction with the pro forma financial information and the notes thereto and the historical consolidated financial statements (and related notes) of Centura and of Raima incorporated by reference or appearing elsewhere in this prospectus.

Pro Forma Combined Consolidated Statement of Operations Data:

                                                                Year Ended
                                                              December 31, 1998
                                                              ---------------
Net revenues..................................................       $62,081
Operating income..............................................         2,502
Net income....................................................           708
Basic net income per share....................................         $0.02
Basic weighted average common shares..........................        33,190
Diluted net income per share..................................         $0.02
Diluted weighted average common shares........................        33,576


Pro Forma Combined Consolidated Balance Sheet Data:
                                                              December 31, 1998
                                                              ---------------

Working capital...............................................          $234
Total assets..................................................        38,709
Long-term obligations.........................................            53
Shareholders' equity..........................................        13,437


(1) Excludes extraordinary gain on the forgiveness of debt of $451,000, net of taxes. See note 1 to Raima's consolidated financial statements (and related notes).


                  UNAUDITED COMPARATIVE PER SHARE INFORMATION


     The following table sets forth certain earnings, dividend and book value per share data for Centura and Raima on a historical basis and pro forma combined basis.

     The information is only a summary and you should read it in conjunction with the "Unaudited Pro Forma Condensed Combined
Consolidated Financial Information" beginning on page 50 and the respective audited consolidated financial statements (and related notes) of Centura and Raima incorporated by reference or appearing elsewhere in this prospectus.

     The Raima pro forma equivalent per share amounts are calculated by multiplying the Centura pro forma per share amounts by the assumed exchange ratio of approximately 0.768. This ratio is calculated by dividing the total number of shares of Centura common stock to be issued in the merger (5,800,000) (assuming no adjustments in respect of professional fees or Raima's balance sheet) by the number of shares of Raima common stock outstanding on a fully diluted basis (7,550,519).

     This information is not necessarily indicative of the results of future operations of the combined company or the actual results that would have occurred had the merger been consummated prior to the periods indicated.

                                            At or for
                                               the
                                            Year Ended
                                           December 31,
                                               1998
                                           ------------

Per share of Centura common stock:
  Book value:
    Historical............................       $0.25
    Pro forma.............................       $0.38
  Net income from continuing operations:
    Historical............................       $0.08
    Pro forma(1)..........................       $0.02

Per share of Raima common stock:
  Book value:
    Historical............................       $0.09
    Pro forma.............................       $0.29
  Net income (loss) from continuing
  operations:
    Historical(1).........................      ($0.02)
    Pro forma(1)..........................       $0.02

(1) Excludes extraordinary gain on the forgiveness of debt of $451,000, net of taxes. See note 1 to Raima's consolidated financial statements (and related notes).


                     MARKET PRICE AND DIVIDEND INFORMATION

     The shares of Centura common stock are listed and principally traded on the Nasdaq SmallCap Market and quoted under the symbol
"CNTR." The following table sets forth, for the quarters indicated, the high and low closing prices of Centura common stock as reported on the Nasdaq SmallCap Market. For current price information, Raima stockholders are urged to consult publicly available sources.

                                               High         Low
                                           ------------ ------------
1998
  First Quarter...........................      $2.125       $0.906
  Second Quarter..........................       2.875        1.563
  Third Quarter...........................       1.813        1.000
  Fourth Quarter..........................       1.438        1.000

1997
  First Quarter...........................      $5.125       $2.875
  Second Quarter..........................       3.625        1.313
  Third Quarter...........................       3.125        1.438
  Fourth Quarter..........................       2.719        1.063

Recent Closing Prices

        The following table sets forth the closing prices per share of Centura common stock on the NASDAQ SmallCap Market on March 12, 1999, the last trading day before announcement of the proposed merger, and on May 10, 1999, the latest practicable trading day before the printing of this prospectus. The table also includes a Raima equivalent value which is calculated by multiplying the closing price per share of Centura common stock on the applicable date by an assumed exchange ratio of 0.768 shares of Centura stock per share of Raima stock. The Raima equivalent per share price can be used by the Raima stockholders to determine the approximate value of one share of Raima capital stock based on the Centura common stock trading price, without giving effect to the average Centura trading price, Raima's professional fees and other adjustments or the escrow and resale restrictions.

                                     Centura stock     Raima Equivalent
                                    ---------------   ------------------
March 12, 1999 ..................       $1.063             $0.817
   May 10, 1999 .................       $0.9375            $0.72

     The market price of Centura common stock is subject to fluctuation. Therefore, the market value of the shares of Centura common stock which Raima stockholders will receive in the merger may increase or decrease prior to the merger. Raima stockholders are urged to obtain current market quotations.

     In addition, if the average trading price of Centura common stock, as defined in the section entitled "The Merger-Structure of the Merger and Conversion of Raima Common Stock" on page 33, is $3.00 per share or greater, the base number of shares Raima's stockholders would receive in the merger (prior to any adjustments based on professional fees incurred by Raima or Raima's balance sheet) would be determined by dividing

  o   $17,400,000 by

  o   the average trading price

so that the value of the shares issuable (using the 10-day average calculation) is $17,400,000.

Dividend Information

     Centura has not paid any cash dividends on its common stock during the last five fiscal years. Centura currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, Centura's short-term borrowing facility restricts Centura's ability to pay cash dividends.

     Raima has never paid any cash dividends on its common stock, and if the merger is not consummated, it anticipates that it will continue to retain any earnings for the foreseeable future for use in the operation of its business.


                                  RISK FACTORS

     In addition to general investment risks and those factors set forth elsewhere herein, the following risks should be considered by Raima stockholders in deciding whether to adopt the merger agreement and thereby become stockholders of Centura.

The value of the consideration that Raima stockholders receive will depend in part on the price of Centura's common stock.

     Under the terms of the merger agreement, the shares of Raima common stock issued and outstanding at the time of the merger will be converted into (1) a base number of Centura common shares, minus professional fees incurred by Raima over a certain dollar amount and a possible negative adjustment based on Raima's balance sheet and (2) a possible cash payment from a positive adjustment based also on Raima's balance sheet. See the section entitled "The Merger-Structure of the Merger and Conversion of Raima Common Stock" on page 33 for a discussion of how the conversion of the Raima shares will be calculated.

     The value of the consideration will therefore depend largely on the price of Centura's common stock at the time of the merger. On March 15, the day the merger agreement was signed, the closing price of Centura's common stock was $1.031. The market price of Centura's common stock on and after the merger may be higher or lower than such price.

     The merger agreement contains a condition that the average trading price of Centura's common stock for 10 trading days prior to the merger must be at least $1.00. However, this condition may be waived by both parties. The merger agreement also provides a cap of $17,400,000 on the value of the Centura shares the Raima stockholders receive in the merger.

     Raima stockholders should consider recent trading prices of Centura's common stock in determining whether or not to vote in favor of the merger.

The price of Centura's common stock has been volatile.

     The market for Centura's common stock is highly volatile. The trading price of Centura's common stock fluctuated significantly in 1998, 1997, and 1996, and may continue to be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of new products or customer contracts by Centura or its competitors, litigation and other factors including sales of substantial blocks of Centura's common stock. Any shortfall in revenue or earnings from levels expected by securities analysts or others could have an immediate and significant adverse effect on the trading price of Centura's common stock in any given period.

     Additionally, Centura may not learn of, or be able to confirm, revenue or earnings shortfalls until late in the fiscal quarter or following the end of the quarter, which could result in an even more immediate and adverse effect on the trading of Centura's common stock.

     Finally, Centura participates in a highly dynamic industry, which often results in significant volatility of its common stock price, without necessarily any regard to whether Centura has experienced changes in its business, operating results, or financial condition.

Centura may have difficulty restructuring its operations and integrating Raima into its business.

     The realization of the benefits sought from the merger depends on the ability of the combined company to better utilize product development capabilities, sales and marketing channels, administrative organization and facilities than either company could do separately. These benefits may not be achieved if the activities of Centura and Raima are not integrated in a coordinated, timely and efficient manner.

     The combination of the two organizations will also require the dedication of management resources, which will temporarily detract attention from the day-to-day business of the combined company.

The impact of Centura's recent strategic changes is uncertain.

     Centura's recent restructuring efforts may not be successful. Centura has restructured its operations and announced changes in strategic direction several times during the past three years.

  o The first of these changes, which began in December 1995, encompassed a change in Centura's name from Gupta Corporation to Centura Software Corporation and the identification of a flagship product bearing the name Centura.

  o In early 1997, Centura refocused its marketing and sales efforts away from databases and development tools products to a middleware connectivity product, and entered into an agreement to merge with InfoSpinner, Inc., the developer of the underlying product. That merger was not consummated, and Centura entered into a distribution agreement with InfoSpinner.

  o In the second half of 1997, however, Centura restructured and refocused operations on its core competencies, products and technologies and terminated its distribution arrangement with InfoSpinner. Centura continued to pursue this strategic direction throughout 1998.

     It is uncertain whether these efforts will result in improved operational performance. Centura may or may not undertake other major restructuring efforts or changes in strategic direction in the future.

Centura's new management team might not be successful in executing its objectives.

     Recent changes in Centura's management make it difficult to predict Centura's likelihood of success in achieving its business goals. In the fourth quarter of 1997, Centura announced significant changes in senior management. Such changes included the appointment of Scott R. Broomfield as Chief Executive Officer, John W. Bowman as Chief Financial Officer, and Kathy Lane as Senior Vice President of Alliances, and the election of Messrs. Jack King, Phillip Koen, Jr., and Earl Stahl to Centura's board of directors, and the departure of Samuel M. Inman, III, Earl Stahl and Richard Gelhaus from their positions as officers of Centura. In
February 1998 Centura announced the election of Messrs. William D. Nicholas and Peter Micciche to the board of directors and the appointment of Scott R. Broomfield to the position of Chairman. Mr. Nicholas subsequently resigned from the board of directors in December 1998. In April 1999, Mr. Inman resigned from the board of directors.

     The key recent additions to the senior management team are Joe Falcone, who joined Centura as Senior Vice President and Chief Technology Officer in November, 1998, and Len Strickler, who joined Centura as Vice President, Americas and Asia Pacific Sales and Marketing in January 1999.

     In connection with the merger, Thomas D. Clark, presently on the Raima board of directors, will be appointed to Centura's board of directors. In addition, Stephen P. Smith, presently a director and principal stockholder and the Chief Executive Officer of Raima, will be employed as Vice President, Business Development of Centura, and Steven
T. Graves, who is presently President and Chief Operating Officer of Raima, will be employed as Vice President, Worldwide Consulting of Centura.

Centura's future performance is substantially dependent on the performance of its executive officers and key product development, technical, sales, marketing and management personnel.

     The loss of the services of any executive officer or other key technical or management personnel of Centura for any reason could have a material adverse effect on the business, operating results and financial condition of Centura. Centura presently does not have employment or non-competition agreements with any of its employees. However, Centura will have employment agreements with key Raima personnel after the merger. See the section entitled "The Merger-Employment Agreements" on page 47.

     The future success of Centura also depends on its continuing ability to identify, hire, train, motivate and retain other highly qualified technical and managerial personnel. Centura has experienced difficulty in identifying and hiring qualified engineering and software development personnel. Centura might not be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future.

Centura has experienced recent fluctuations in quarterly and annual results.

     Centura has experienced in the past and might continue to experience in the future significant fluctuations in quarterly or annual operating results. On an annual basis, Centura reported a profit of $2.1 million in 1998, a loss of $0.6 million for 1997, and a profit of $2.0 million for 1996. Centura might not be able to sustain profitability on a quarterly or annual basis.

     Many of Centura's product licensing arrangements are subject to revenue recognition on a per-unit deployed basis as Centura's deferred obligation to such customers is gradually extinguished. Revenue recognition in such cases is therefore dependent upon the business activities of Centura's customers and the timely and accurate reporting of such activities to Centura, which makes predictability of the related revenue extremely uncertain.

     In addition, quarterly operating results of Centura will depend on a number of other factors that are difficult to forecast, including:

  o   general market demand for Centura's products;

  o   the size and timing of individual orders during a quarter;

  o   introduction, localization or enhancement of products by Centura;

  o delays in the introduction and/or enhancement of products by Centura and its competitors;

  o   market acceptance of new products;

  o reviews in the industry press concerning the products of Centura or its competitors;

  o   software "bugs" or other product quality problems;

  o   competition and pricing in the software industry;

  o   sales mix among distribution channels;

  o   customer order deferrals in anticipation of new products;

  o reduction in demand for existing products and shortening of product life cycles as a result of new product introductions;

  o   changes in operating expenses;

  o   changes in Centura's strategy;

  o   personnel changes;

  o   foreign currency exchange rates;

  o   mix of products sold;

  o   inventory obsolescence;

  o   product returns and rotations; and

  o   general economic conditions.

     Sales of Centura's products also may be negatively affected by delays in the introduction or availability of new hardware and software products from third parties. Centura's financial results also may vary as a result of seasonal factors including year and quarter end purchasing and the timing of marketing activities, such as industry conventions and tradeshows.

     Although Centura has operated historically with little or no backlog of traditional boxed product shipments, it has experienced a seasonal pattern of product revenue, contributing to variation in quarterly worldwide product revenues and operating results. It has generally realized lower European product revenues in the third quarter as compared to the rest of the year. Centura has also experienced a pattern of recording a substantial portion of its revenues in the third month of a quarter. As a result, product revenues in any quarter are dependent on orders booked in the last month. Centura's staffing and other operating expenses are based in part on anticipated net revenues, a substantial portion of which may not be generated until the end of each quarter. Delays in the receipt or shipment of orders, including delays that may be occasioned by failures of third party product fulfillment firms to produce and ship products, or the actual loss of product orders can cause significant variations in operating results from quarter to quarter.

     Centura may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in sales of Centura's products in relation to Centura's expectations could have an immediate adverse impact on Centura's business, operating results and financial condition. Due to the foregoing factors, Centura's operating results may, during any fiscal period, fall below the expectations of securities analysts and investors. In such event, the trading price of Centura's common stock could be materially adversely affected.

Centura and Raima may not succeed in effectively developing new products and keeping pace with rapid technological changes.

     The markets for Centura's and Raima's software products and services are characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and computer operating environments, and frequent new product introductions and enhancements. As a result, the success of the combined company depends substantially upon its ability to continue to enhance existing products, to develop and introduce new products incorporating technological advances and to meet increasing customer expectations, all on a timely and cost-effective basis. To the extent one or more competitors introduce products that better address customer needs, Centura's businesses could be adversely affected.

Centura or Raima may fail to timely deliver or achieve market acceptance with its products.

     The combined company's success will depend on the ability of its primary products, SQLBase, SQLBase SafeGarde, Raima Database Manager, Velocis Database Server, Centura Team Developer, SQLWindows, Centura net.db, and SQLHost, to perform well with existing and future leading, industry-standard application software products intended to be used in connection with RDBMS. Any failure to deliver these products as scheduled or their failure to achieve market acceptance as a result of competition, technological change, failure to timely release new versions or upgrades, failure of such upgrades to achieve market acceptance or otherwise, could have a material adverse effect on the business, operating results and financial condition of the combined company.

     In addition, commercial acceptance of Centura's and Raima's products and services could be adversely affected by critical or negative statements or reports by industry and financial analysts concerning Centura and Raima and their products, or other factors such as the combined company's financial performance. If Centura or Raima are unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the combined company's business, operating results and financial condition could be materially and adversely affected.

Centura may experience delays in the development of new products.

     Centura depends substantially upon internal efforts for the development of new products and product enhancements. Like many software companies, Centura has in the past experienced delays in the development of new products and product versions, which resulted in loss or delays of product revenues, and there can be no assurance that Centura will not experience further delays in connection with its current product development or future development activities.

Some of Centura's and Raima's products may contain software errors.

     Software products as complex as those offered by Centura and Raima may contain undetected errors when first introduced or as new versions are released. Centura has in the past discovered software errors in some of its new products and enhancements after their introduction. Although Centura has not experienced material adverse effects resulting from any such errors to date, errors could be found in new products or releases after commencement of commercial shipments, resulting in adverse product reviews and a loss of or delay in market acceptance.

New products may result in increased returns of previously sold  products.

     From time to time, Centura and Raima or their competitors may announce new products, product versions, capabilities or technologies that have the potential to replace or shorten the life cycles of Centura's and Raima's existing products. Centura has historically experienced increased returns of a particular product version following the announcement of a planned release of a new version of that product. Centura provides allowances for anticipated returns and believes its existing policies result in the establishment of allowances that are adequate, and have been adequate in the past, but there can be no assurance that product returns will not exceed such allowances in the future. The announcement of currently planned or other new products may cause customers to delay their purchasing decisions in anticipation of such products.

The computer industry may shift away from Centura's PC client/server-based products.

     To date, substantially all of Centura's revenues have been derived from the licensing of software products for PC client/server systems and licensing of such products is expected to continue to account for substantially all of Centura's revenues for the foreseeable future. With the increasing focus on enterprise-wide systems that embrace the World Wide Web, some customers may opt for solutions that favor mainframe or mini-computer solutions with associated World Wide Web connectivity. Accordingly, some companies may substantially reduce or abandon the use of PC client/server systems, which could have a material adverse effect on Centura's future success.

     The market for internet software in general, and the segments of such market addressed by Centura's products in particular, are relatively new. The future financial performance of Centura will depend in part on the continued expansion of this market and these market segments and the growth in the demand for other products developed by Centura and Raima, as well as increased acceptance of Centura's and Raima's products by MIS professionals. We cannot assure you that the internet software market and the relevant segments of the market will continue to grow, that Centura and Raima will be able to respond effectively to the evolving requirements of the market and market segments, or that MIS professionals will accept Centura's and Raima's products. If Centura and Raima are not successful in developing, marketing, localizing and selling applications that gain commercial acceptance in these markets and market segments on a timely basis, the combined company's business, operating results and financial condition could be materially and adversely affected.

Year 2000 problems may have an adverse effect on Centura's and Raima's operations and ability to offer products and services without interruption.

     Both Centura and Raima utilize a significant number of computer software programs and operating systems across their entire organizations. To the extent Centura's and Raima's software applications use source codes that are unable to appropriately recognize the upcoming calendar year 2000, some level of modification, or even replacement of such applications may be necessary. Accordingly, Centura and Raima are reviewing their internal computer programs and systems to prepare for problems associated with the year 2000. Centura presently believes that its and Raima's computer systems will be compliant with the year 2000 in a timely manner and that the incremental costs to achieve such compliance will not exceed $100,000 during the last three quarters of 1999. However, Centura cannot assure you that its or Raima's computer systems will function properly in the year 2000.

     Centura has initiated communications with its customers and third party suppliers, and Raima has initiated communications with third parties with whom it has material relationships, to identify and, to the extent possible, to resolve issues involving the year 2000. However, Centura and Raima have limited or no control over the actions of its customers and other third parties. These third parties might not resolve any or all problems with their systems before the occurrence of a material disruption to the business of Centura.

     In particular, customers that may not be compliant with the year 2000 may experience cash flow difficulties and could negatively affect Centura's and Raima's accounts receivables or bad debt reserves. Centura has requested compliance letters from all of its large customers. Moreover, Centura has created Centura Team2000, which is a service that determines whether any application built in CTD or SQLWindows is year 2000 compliant. Centura charges for this service and does not mandate that this service be purchased.

     It is also possible that undetected year 2000 issues, or year 2000 issues of third parties with whom Centura or Raima has material relationships, could have a material adverse effect on Centura's operations or results of operations.

After the merger the combined company will face intense competition.

     The market for embeddable databases and application development tools system software is intensely competitive and rapidly changing. Centura's products are specifically targeted at the emerging portion of this market relating to embeddable PC and World Wide Web client/server software, and Centura's current and prospective competitors offer a variety of solutions to address this market segment. Competitor providers of application development software include Oracle, Sybase's Powersoft Division, Microsoft, and borland.com (Inprise), and connectivity software competitors include IBM. Centura also faces potential competition from vendors of applications development tools based on 4GLs or CASE (Computer Aided Software Engineers) technologies. With the emergence of the World Wide Web as an important platform for application development and deployment and a variety of newly created Java based development tools, additional competitors or potential competitors have emerged with:

  o   longer operating histories;

  o significantly greater financial, technical, sales, marketing and other resources;

  o   greater name recognition;

  o   larger installed base; and

  o   established relationships with customers of Centura.

     Centura's competitors could in the future introduce products with more features and lower prices than Centura's offerings. These companies could also bundle existing or new products with more established products to compete with Centura. Furthermore, as the PC and World Wide Web client/server market expands, a number of companies, with significantly greater resources than Centura, could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of Centura, or by introducing products specifically designed for the PC and Web client/server market.

     Since database capacity is often indicative of differences in customer application, segments within the PC client/server market in which Centura competes can generally be distinguished and segregated by the target capacity of the database utilized. Centura generally markets its database products in environments utilizing capacity ranging from very small environments of less than five hundred kilobytes to those in excess of five gigabytes. Competitors of Centura, including Microsoft, Oracle, CA, IBM, Sybase, borland.com (Inprise), Pervasive, Progress, and Informix, generally have product offerings which compete with Centura's products in some or all of these capacity ranges. In addition, some of these competitors are providers of sophisticated database software, originally designed and marketed primarily for use with mainframes and minicomputers, which, if successfully reconfigured to provide similar functionality in Windows or Browser clients, or smaller capacity environments, could materially and adversely impact Centura's revenues, results of operations and financial condition.

     Raima's products also compete in the embedded segment of the database management system market. Within this segment, Raima's competitors include vendors of embedded database management systems, such as Pervasive, Faircom, Solid, Sybase, MDBS, and Inprise. To a lesser extent, Raima's products also compete with providers of enterprise database management systems, including Microsoft and Oracle. Raima also competes with internally developed, custom database management software.

     Many of these competitors have significantly greater financial, technical, marketing and other resources than Raima. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of products than Raima. Raima might not be able to compete successfully against current and future competitors.

Any termination or significant disruption of Centura's or Raima's relationships with any of their resellers or distributors, or the failure by such parties to renew agreements with Centura or Raima, could materially and adversely affect the combined company's business, operating results and financial condition.

     Centura relies on relationships with value-added resellers and independent third party distributors for a substantial portion of its sales and revenues. Some of Centura's resellers and distributors also offer competing products. Most of Centura's resellers and distributors are not subject to any minimum purchase requirements, they can cease marketing Centura's products at any time, and they may from time to time be granted stock exchange or rotation rights. Moreover, the introduction of new and enhanced products may result in higher product returns and exchanges from distributors and resellers. Any product returns or exchanges in excess of recorded allowances could have a material adverse effect on Centura's business, operating results and financial condition. Centura also maintains strategic relationships with a number of vertical software vendors and other technology companies for marketing or resale of Centura's products.

     The distribution channels through which client/server software products are sold have been characterized by rapid change, including consolidations and financial difficulties of distributors, resellers and other marketing partners including certain of Centura's current distributors. The bankruptcy, deterioration in financial condition or other business difficulties of a distributor or retailer could render Centura's accounts receivable from such entity uncollectible, and this could result in a material adverse effect on Centura's business, operating results and financial condition. We cannot assure you that distributors will continue to purchase Centura's products or provide Centura's products with adequate promotional support. Failure of distributors to do so could have a material and adverse effect on Centura's business, operating results and financial condition.

     In a number of international markets Centura has entered into multi-year agreements with independent companies that have also licensed the use of Centura's name. These agreements are in place to increase Centura's opportunities and penetration in such markets where the rapid adoption of client/server technologies is anticipated. While Centura believes that to date these agreements have increased Centura's penetration in such markets, there can be no certainty that this performance will continue nor that these relationships will remain in place. Centura's future cost of maintaining its business in these markets could increase substantially if these agreements are not renewed.

     Approximately 16% of Raima's sales revenues come from international distributors and resellers. Raima typically engages these firms to sell in a country or group of countries and provides products at a discount of 30% or more. Distributors and resellers provide local marketing and sales organizations, which are assisted by Raima.

     In addition, approximately 17% of Raima's revenues are generated as royalties by original equipment manufacturers or OEMs in the U.S. and internationally. These OEMs are technology companies that embed Raima databases into their own products. Raima is paid a royalty, which can be structured on a license fee per-unit-sold, an annual license fee, or as a royalty "buyout" covering a specified time period and platforms. The list price for royalties on Velocis Database Server is 60% of the price of Raima's development products, but discounts are often negotiated in larger transactions.

The combined company's continued success in international markets is uncertain.

     International sales represented 54%, 58%, and 60% of Centura's net revenues for the years ended December 31, 1998, 1997 and 1996, respectively. A key component of Centura's strategy is continued expansion into international markets, and Centura currently anticipates that international sales, particularly in new and emerging markets, will continue to account for a significant percentage of total revenues. As stated above, approximately 16% of Raima's sales revenues come from international distributors and resellers. The combined company will need to retain effective distributors, and hire, retain and motivate qualified personnel internationally to maintain and/or expand its international presence. However, Centura cannot assure that it will be able to successfully market, sell, localize and deliver its products in international markets.

     In addition to the uncertainty as to the combined company's ability to sustain or expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements and government controls, problems and delays in collecting accounts receivable, tariffs, export license requirements and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political and economic instability, fluctuations in currency exchange rates, seasonal reductions in business activity during summer months in Europe and certain other parts of the world, restrictions on the export of critical technology, and potentially adverse tax consequences, which could adversely impact the success of international operations. In addition, effective copyright and trade secret protection may be limited or unavailable under the laws of certain foreign jurisdictions.

     Also, sales of the combined company's products will be denominated either in the local currency of the respective geographic region or in US dollars, depending upon the economic stability of that region and locally accepted business practices. Accordingly, any increase in the value of the US dollar relative to local currencies in those markets may negatively impact the combined company's competitive position and subsequently its revenues, results of operations and financial condition. In addition, the US dollar value of a sale denominated in a region's local currency decreases in proportion to relative increases in the value of the US dollar.

The success and ability of the combined company to compete is dependent in part upon its proprietary technology.

     Centura has one patent with respect to its SQLWindows and Centura Team Developer products. Raima has no patents. The source code for Centura's proprietary software is protected both as a trade secret and as a copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use their products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

     Centura and Raima generally enter into confidentiality or license agreements with their employees, consultants and vendors, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of Centura's or Raima's products or to obtain and use information that is regarded as proprietary. Policing such unauthorized use is difficult. There can be no assurance that the steps taken by Centura or Raima will prevent misappropriation of Centura's or Raima's technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of Centura's or Raima's resources.

     Third parties may also claim infringement by Centura or Raima with respect to current or future products. Centura expects that it will increasingly be subject to such claims as the number of products and competitors in the client/server and internet connectivity software market grows and the functionality of such products overlaps with other industry segments. In the past, Centura has received notices alleging that its products infringe trademarks of third parties. Centura has historically dealt with and will in the future continue to deal with such claims in the ordinary course of business, evaluating the merits of each claim on an individual basis. There are currently no material pending legal proceedings against Centura regarding trademark infringement.

     Any third party infringement claims, whether or not they are meritorious, could result in costly litigation or require Centura or Raima to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to Centura, or at all. If Centura was found to have infringed upon the proprietary rights of third parties, it could be required to pay damages, cease sales of the infringing products and redesign or discontinue such products.

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business and on the expected impact of the merger on Centura's performance. Words such as "anticipates," "expects," "intends,"
"plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the above discussion of risks and uncertainties.

                     SPECIAL MEETING OF RAIMA'S STOCKHOLDERS

        The holders of two-thirds of the issued and outstanding shares of Raima common stock must vote in favor of the merger for its approval. Raima's board of directors has called a special meeting of the Raima stockholders, to be held on June 4, 1999 at 5:30 p.m. local time, at the Raima's offices located at 701 Fifth Avenue, Suite 4800, Seattle, Washington, 98104. At the special meeting, the Raima stockholders of record as of the close of business on May 12, 1999 will be asked to consider and vote upon the merger and such other business as may properly come before the meeting.

Record Date

        The Raima board has fixed May 12, 1999 as the record date for determination of Raima stockholders entitled to notice of, and to vote at, its special meeting. Accordingly, only stockholders of record at the close of business on May 12, 1999 are entitled to notice of, and to vote at, Raima's special meeting. Each holder of record of shares of Raima common stock on the record date is entitled to cast one vote per share, exercisable in person or by a properly executed proxy at Raima's special meeting. As of the record date, there were 6,557,528 shares of Raima common stock outstanding and entitled to vote which were held by 70 holders of record.

Voting at the Raima Special Meeting

     Raima stockholders representing a majority of the outstanding shares of Raima common stock outstanding on the record date must be present either in person or by proxy at Raima's special meeting in order for a quorum to be present for purposes of voting on the merger. Pursuant to applicable law, the affirmative vote of the holders of two-thirds of the outstanding shares of Raima common stock is required to approve and adopt the merger. An abstention from voting on the merger will have the effect of a vote "against" the merger since it is one less vote in favor. Stephen P. Smith, Wayne L. Warren and Randall R. Merilatt, who collectively hold a total of 5,079,910 shares of Raima common stock, representing approximately 81% of the currently outstanding shares of Raima common stock, have agreed in the merger agreement to vote in favor of the merger. Thus, the approval of the merger by the Raima stockholders is assured.

Proxies

     All shares represented by each properly executed, unrevoked proxy, in the form accompanying this prospectus, which is received in time for the special meeting will be voted in the manner specified therein. If the manner of voting is not specified in an executed proxy received by Raima the proxy will be voted for approval of the merger.

     Any stockholder giving a proxy in the form accompanying this proxy statement has the power to revoke the proxy prior to its exercise. A proxy can be revoked by (1) delivering to the secretary of Raima an instrument of revocation prior to the special meeting, (2) presenting a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked at the special meeting, or (3) attending the special meeting and electing to vote in person. Mere attendance at the special meeting will not serve to revoke a proxy.

     The expense of soliciting proxies will be borne by Raima. The solicitation will be by mail. Further solicitation of proxies may be made by telephone or oral communication with stockholders by directors, officers and other employees of Raima who will not receive additional compensation for the solicitation.

                                  THE MERGER

     This section of the prospectus describes material aspects of the proposed merger, including the merger agreement. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the merger. In addition, we incorporate important business and financial information about Centura into this prospectus by reference. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 77 of this prospectus.

Background Of The Merger

     Centura, until late 1997, had been primarily focused on Fourth Generation Language software development tools and databases embedded in software applications for business. In late 1997, Centura expanded its use of the term "embedded" software to include software embedded in electronic devices, appliances and other computer hardware and embraced this expanded definition within the framework of a formal strategic direction. Raima has been selling its line of embeddable database products for several years in computer hardware, electronic device and appliances markets.

     On or about December 15, 1998, Richard Lucien, Vice President, Finance and Operations of Centura, contacted Stephen P. Smith, Chief Executive Officer of Raima by telephone to discuss cross-licensing, cross-selling and other potential joint strategic opportunities the two companies might pursue. In the course of this discussion it was determined that both Raima and Centura may have an interest in combining their operations and the strategic merits of what such a combination might be were also discussed.

     From December 15, 1998 through December 31, 1998 discussions concerning the potential merits of combined operations continued. Such discussions included Scott Broomfield, Chairman and Chief Executive Officer of Centura, John Bowman, Executive Vice President and Chief Financial Officer of Centura, Mr. Smith and Mr. Lucien.

     On January 4 and 5, 1999, representatives from both companies, including Mr. Smith, Steven Graves, President and Chief Operating Officer of Raima, Chris Schember, Raima's financial advisor, Larry Stefonic, Managing Director of Raima's Australian subsidiary, and Mr. Broomfield, Mr. Bowman, Joe Falcone, Chief Technical Officer of Centura, Kathy Lane, Sr. Vice President of Alliances of Centura, Mr. Lucien, David Tollen, Director of World Wide Transactions of Centura and Jay Botelho, Director of Product Management of Centura, met to discuss in more depth the benefits and issues related a merger and what the terms of such a merger might be. During the course of these meetings it was decided to continue to pursue discussions related to a merger of the companies, predicated upon the ability to agree on terms and conditions and the results of further due diligence to be performed by both parties.

     Beginning January 11, 1999, Mr. Broomfield, Mr. Bowman, Mr. Lucien, Mr. Tollen, Mr. Smith and Mr. Schember had numerous discussions relating to the structure of a transaction and the terms and conditions thereto.

     On January 20, 1999, at a regularly scheduled meeting of Centura's board of directors, management of Centura discussed the recent communications with Raima and the advantages of a business combination. Centura's board of directors authorized the appropriate officers to continue with formal merger negotiations.

     On January 29, 1999 the companies completed a non-binding agreement setting forth the terms and conditions for the proposed transaction which included:

  o approximate exchange ratio of Centura shares for Raima shares and conditions thereto

  o   anticipated professional fees to be incurred

  o   the basic terms of employment agreements for certain Raima employees.

     Beginning February 1, 1999 and continuing through March 15, 1999 the companies completed bi-directional due diligence reviews which included investigation of technical fit, a financial and legal review, exploration and comparison of the respective company cultures and discussions with customers. Upon completion of a majority of their due diligence work, the companies began detailed discussions concerning a definitive agreement to merge and began drafting the underlying agreement.

     Extensive discussions between the parties, including Orrick Herrington & Sutcliffe LLP, counsel for Centura, and Heller, Ehrman, White and McAuliffe, counsel to Raima, concerning the terms of a definitive agreement, began February 15, 1999 and continued through execution of the definitive agreement.

     On March 9, 1999, Centura's board of directors held a special meeting to discuss the proposed transaction. Mr. Broomfield and other members of management reviewed the status of the transaction, including the following:

  o the details related to the proposed merger that still required resolution

  o   a financial review of the proposed transaction

  o   a review of Raima's business operations

  o   the results of Centura's due diligence review

     On March 10, 1999 Centura engaged First Security, Van Kasper to perform financial advisory services concerning a review of the financial aspects of the proposed transaction, including an analysis of the fairness of the transaction to the stockholders of Centura.

     On the evening of March 11, 1999 Raima's board of directors met and the senior management and legal and financial advisors of Raima reviewed the following:

  o   the status of the negotiations of the proposed transaction

  o   the results of the due diligence evaluation of Centura

  o   the benefits and potential risks of the transaction with Centura

  o   the principal terms of the merger agreement and related documents

     Raima's legal advisors discussed the board's fiduciary duties in considering a strategic business combination and strategic alternatives and further discussed the terms of the merger agreement and related documents. Raima's financial advisor reviewed the strategic rationale for, and financial analyses relating to, the proposed merger.

     On the morning of March 15, 1999, Centura's board of directors held a special meeting to discuss the proposed transaction. Representatives of First Security, Van Kasper presented to Centura's board of directors a summary of its analyses of the fairness of the transaction to the stockholders of Centura from a financial point of view. Mr. Broomfield and representatives of Orrick Herrington & Sutcliffe LLP, Centura's legal advisors, outlined the terms of the proposed merger and the directors' legal duties and responsibilities. At the conclusion of the meeting, Centura's board of directors unanimously approved the principal terms of the proposed business combination, approved the merger agreement in the form presented and authorized management to finalize the details of the merger agreement.

     On the morning of March 15, 1999, Raima's board of directors met again to discuss the merger. Scott Broomfield and John Bowman attended part of this meeting to address Raima's board of directors regarding the perceived benefits of the merger and to answer questions. Following discussion and further consideration of the merger by all of the directors, including a discussion of the interests of certain directors in the merger which are different than the interests of the stockholders, Raima's board of directors determined that the proposed merger was advisable and unanimously approved the merger agreement and resolved to recommend that Raima stockholders approve the merger agreement.

     Centura and Raima entered into the definitive merger and reorganization agreement as of March 15, 1999. On the afternoon of March 15, 1999, subsequent to execution of the agreements Raima and Centura each issued a press release announcing that they had entered into definitive agreements to merge.

Joint Reasons For The Merger

     Centura's and Raima's boards of directors have determined that the combined company following the merger would have the potential to realize long-term improved operating and financial results. Centura's and Raima's boards of directors have identified additional potential mutual benefits of the merger that they believe will contribute to the success of the combined company. These potential benefits include the following:

  o The merger allows the combined entity to clearly define the market for embedded and secure databases as a market which encompasses database products embedded in software applications, computer hardware, information appliances and other appliances, and places it in a position of leadership in this market.

  o The combined entity will be one of the largest participants in the world-wide market for embedded micro and e-business databases and data management tools, supporting a wide variety of cross-platform solutions for secure embedded and e-business solutions. Platforms the combined entity will support include Unix, Linux, NT, Netware, Windows CE and a variety of real-time operating systems, or RTOS, utilizing the three database options of SQLBase 7.5/SafeGarde, RDM and Velocis. This will place the combined entity a position of strategic advantage when compared with competitors with less product depth.

  o International Data Corporation, or IDC, has estimated the Windows CE based information appliance market to be growing at a rate of 70% a year. The combination provides products already developed for this market by Raima to a broad distribution channel and experienced sales force at Centura. The combination also provides Centura the ability to reallocate scarce development resources to other projects, resulting in a more efficient use of resources by the combined entity.

  o Centura believes an important direction of information management is in connecting micro and e-business databases to core business systems, allowing connectivity and browser based access to information, to and from appliances, mobile users, desktops and back-end servers in a secure fashion. The combination allows the companies to leverage their combined strength in business software application development tools, embedded and secure databases, connectivity, and browser based access to information.

  o Many of the applications built using the combined companies' product line tend to be found in relatively insecure environments, outside of a firewall and possibly embedded in portable devices. For such systems, security is becoming an increasingly important "must-have" feature. Over time the companies intend to add end-to-end security to the entire combined product line, providing products which are both secure and scalable.

  o The combined entity will immediately be enabled with a combined consulting services organization of approximately 20 individuals capable of providing enhanced applications design and development, which will further enable the combined entity to more effectively offer "whole product" and complete solutions for its customers.

Raima's Reasons for the Merger; Board Recommendation

     In 1994, shortly after a resource intensive introduction of Raima's new flagship product, Velocis Database Server, Raima's board of directors and its new management team made the decision to focus Raima's limited resources on enhancing product technology, while positioning the company for sale. Through 1998, Raima completed new releases of three major products, paid off all its debts, and considered obtaining equity financing. In early 1998, Mr. Smith was specifically charged by the board with the priority to finance or sell the company. In April 1998, Raima negotiated a $2 million credit line to pay off debts and to finance growth, then proceeded to contact brokers to sell the company.

     Over a period of several months, Raima's management consulted with Raima's board of directors regarding a potential business combination. Beginning in January 1999, Raima's board of directors, along with Raima's management, engaged in several meetings and negotiations discussing the desirability and terms of such a business combination.
 At a special meeting of Raima's board of directors held on March
11, 1999, Raima's board of directors received presentations concerning, and reviewed the terms of, the merger agreement with members of Raima's management and its legal counsel and also received a presentation from its financial advisor.

     On March 15, 1999, Raima's board of directors held another meeting to discuss the merger, at which they received a presentation from Scott Broomfield, Chairman and Chief Executive Office of Centura. Following the meeting, Raima's board of directors determined that the proposed merger was fair to, and in the best interests of, the stockholders of Raima.

     Accordingly, Raima's board of directors has unanimously adopted the merger agreement and resolved to proceed with the merger transaction and unanimously recommends that Raima's stockholders approve the merger.

     In reaching its conclusion to approve the merger, Raima's board of directors considered the following factors:

  o historical information concerning Centura's and Raima's respective businesses, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for Centura filed with the SEC;

  o the financial condition, cash flows and results of operations of Raima, both on a historical and prospective basis, including its financial prospects as an independent company;

  o the engineering, marketing and sales benefits of combining the products of Centura and Raima;

  o Centura's ability to sell Raima products into its existing customer base and thereby achieve greater presence and distribution of Raima's core products;

  o the general business and competitive conditions in its industry and the risks and uncertainties in remaining an independent company, as well as Raima's management's view as to the potential for other third parties to merge with or to acquire Raima;

  o comments made by Raima's financial advisor concerning a range of values for Raima as well as a comparison of the percentage of Centura common stock being issued in the merger to Raima's relative contribution to the financial condition and operations of the combined entity after the merger;

  o the opportunity the merger provides for Raima stockholders to trade shares of the combined entity in the public equity markets after the merger;

  o the terms and conditions of the merger agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations;

  o the due diligence investigations of Centura conducted by Raima's management and financial advisor; and

  o current financial market conditions and historical market prices, volatility and trading information with respect to Centura common stock.

      Raima's board of directors also identified and considered the following potential negative factors in its deliberations concerning the merger:

  o possible disruption of Raima's business pending completion of the merger;

  o the possibility that the merger might not be consummated and the negative effect of the public announcement of the merger on Raima's sales and operating results and on Raima's ability to retain key management, marketing and technical personnel;

  o the possibility of management disruption associated with the merger and the risk that, despite the efforts of Centura and Raima, key technical and management personnel might not remain employed by Raima;

  o the substantial expense to be incurred in connection with the merger, including the costs of integrating the businesses and transaction expenses arising from the merger;

  o the volatility and recent trading values of Centura's common stock; and

  o the risk factors of Centura identified in documents filed by Centura with the SEC and available to the general public.

     Raima's board of directors believed that these potential negative factors were outweighed by the potential benefits of the merger.

     The list of factors above represents many factors considered by the board but is not exhaustive. Raima's board of directors did not quantify or assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of Raima board of directors may have given different weights to different factors. Based on the factors outlined above, Raima's board of directors determined that the merger is in the best interests of Raima and all of its stockholders.

Conflicts of Interests of Certain Persons in the Merger

     In considering Raima's board of director's recommendation that Raima's stockholders vote in favor of the merger, Raima's stockholders should be aware that several major stockholders, executive officers and directors of Raima have certain interests in the merger that are different from, or in addition to, the interests of Raima's stockholders generally.

     Ownership of Raima Common stock. As of March 15, 1999, directors and executive officers of Raima beneficially owned, directly or indirectly, an aggregate of 5,830,775 shares of Raima common stock, including shares issuable upon the exercise of outstanding stock options, which would represent approximately 77% of the outstanding shares of Raima common stock, if all outstanding options were actually exercised.

     Acceleration of Options. As of March 15, 1999 directors and executive officers of Raima hold options to purchase approximately 495,275 shares of Raima common stock, which would represent about 7% of the Raima common stock outstanding if all options were exercised. In connection with the merger, under the terms of the Raima Stock Option Plan, these directors and officers and other holders of outstanding options will have the right to exercise their options in full immediately prior to the merger, and to thereby participate in the merger, regardless of whether or not the vesting requirements of such options have been satisfied.

     Directorship. After the merger, one of Raima's directors, Thomas R. Clark, will be appointed to the board of directors of Centura. In addition, Centura agrees in the merger agreement to nominate either Mr. Clark or another individual designated by Stephen P. Smith, Randall L. Merilatt and Wayne L. Warren, directors and principal stockholders of Raima, for election to its board of directors for the next two annual meetings or until Messrs. Smith, Merilatt and Warren cease to own 50% of the total shares of Centura common stock they were issued in the merger.

     Centura provides each of its directors stock options to purchase 100,000 shares of common stock at an exercise price equal to the closing fair market value on the date of the grant. Mr. Clark will be granted these options shortly after his appointment to Centura's board.

     Employment Agreements. As a condition to the merger, Centura will enter into employment agreements with Stephen P. Smith, Randall L. Merilatt and Wayne L. Warren, each of whom is a director and principal stockholder of Raima, and Steven T. Graves, who is President and Chief Operating Officer of Raima. Mr. Smith will be employed as Vice President, Business Development of Centura; Mr. Graves will be employed as Vice President, Worldwide Consulting of Centura; and Messrs. Warren and Merilatt will be employed as Senior Database Architects of Centura.

     Centura will pay these employees annual salaries as follows: Mr. Smith, $175,000, Mr. Graves, $150,000, and Messrs. Warren and Merilatt, $135,000. Their compensation package will also include quarterly bonuses or commissions and options to purchase shares of Centura common stock.

     See the section entitled "The Merger-Employment Agreements" on page 47.

     Raima's board of directors recognized the interests of these stockholders, directors and officers and determined that such interests neither supported nor detracted from the merger transaction being in the best interests of all the stockholders of Raima.

Completion and Effectiveness of the Merger

     The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including adoption of the merger agreement by the stockholders of Raima. The merger will become effective upon the filing of a certificate of merger with the State of Delaware and articles of merger with the State of Washington.

     Centura and Raima are working towards completing the merger as quickly as possible. They have agreed in the merger agreement to complete the merger by June 7, 1999, unless they waive this requirement.

Structure of the Merger and Conversion of Raima Common Stock

     In accordance with the merger agreement and Delaware and Washington law, Centura Subsidiary Corporation, a newly formed and wholly owned subsidiary of Centura, will be merged with and into Raima. As a result of the merger, the separate corporate existence of Centura Subsidiary will cease and Raima will survive the merger as a wholly owned subsidiary of Centura.

     Upon completion of the merger, each outstanding share of Raima common stock will be converted into (1) fully paid and nonassessable shares of Centura common stock and (2) cash, if there is a positive adjustment to the purchase price based on Raima's balance sheet.

     The total number of shares of Centura common stock issuable in the merger will be equal to:

 o   the "Base Share Number" of

  o 5,800,000 shares, if the "average Centura trading price," or the arithmetic mean of the closing sale price of Centura common stock on the Nasdaq SmallCap Market for each of the 10 trading days before the merger, is equal to or greater than $1.00 per share and less than or equal to $3.00 per share, or

  o the number of shares obtained by dividing $17,400,000 by the average Centura trading price, if the average Centura trading price is greater than $3.00 per share

 o minus any professional fee adjustment, which shall be made if Raima incurs professional fees in connection with the completed merger in excess of a total of $400,000, and which shall equal the amount of fees in excess of $400,000 divided by the average Centura trading price

 o and minus any negative balance sheet adjustment, which shall be made if

  o Raima's "current net equity," or total assets divided by total liabilities (subject to certain exclusions, such as amounts attributable to Raima's sale of its internet consulting business prior to the merger), at the end of the month preceding the merger and ending at least 15 days prior to the merger, is less than

  o Raima's "minimum net equity," which is equal to (a) Raima's net equity as of December 31, 1998 minus (b) $700,000.

  o A negative balance sheet adjustment will equal the excess of Raima's current net equity over Raima's minimum net equity divided by the average Centura trading price.

     Each outstanding share of Raima common stock will be converted into the number of shares of Centura common stock and the amount of cash determined by dividing the total number of shares issuable and the total amount of cash payable by the number of shares of Raima common stock outstanding.

     No fractional shares of Centura common stock will be issued in connection with the merger. Instead you will receive cash, without interest, in lieu of a fraction of a share of Centura common stock.

     Raima stockholders may also receive cash equal to any positive balance sheet adjustment, which will be equal to the excess, if any, of Raima's current net equity over Raima's "maximum net equity," which is equal to Raima's (a) net equity as of December 31, 1998 plus (b) $700,000.

Escrow Arrangement

     According to the terms of the merger agreement and an escrow agreement, Centura will pay to each holder of Raima stock at the time of the merger 80% of the shares of Centura common stock and 80% of the cash to which such stockholder is entitled to receive. The 20% balance of stock and cash will be put in escrow to cover any indemnification claims under the merger agreement. See the section entitled "The Merger-The Merger Agreement-Indemnification Claims against the Raima Stockholders" on page 46.

     U.S. Bank Trust, National Association, is the designated escrow agent. The escrow agent will deliver an irrevocable proxy to the former Raima stockholders' representatives under which the former Raima stockholders will be entitled to vote based on their proportionate ownership of the Centura shares held in escrow. The escrow agent will invest the cash held in escrow as directed in writing by the former Raima stockholders' representatives. See the section entitled "The Merger-The Merger Agreement-The Stockholders' Representatives on page 47. The escrow agent may only invest in certain types of obligations, as specified in the escrow agreement. All interest and income from the investments will be added to the escrow account. The escrow agent will not be liable for any losses from the investments.

     Six months after the effective date of the merger, the escrow agent will release to the former Raima stockholders the number of Centura shares equal to half of:

  o   the Centura shares held in escrow

       minus

  o the number of shares which, when added to the cash held in escrow, are needed to cover any indemnification claims then pending (including reasonable legal fees and expenses).

     One year after the effective date of the merger, the escrow agent will release the balance of first the Centura shares held in escrow and then the cash held in escrow, to the extent such shares and cash are not needed to reasonably cover any indemnification claims then pending.

     Centura will pay the fees and expenses of the escrow agent.

Exchange of Raima Stock Certificates for Centura Stock Certificates and Cash

     When the merger is completed, Centura will (1) deposit 20% of the number of shares of Centura common stock and 20% of the total amount of cash payable to Raima stockholders in the merger into the escrow account and (2) mail to each Raima stockholder a letter of transmittal and instructions for use in surrendering their Raima stock certificates in exchange for Centura stock certificates and cash, if applicable. When you deliver your Raima stock certificates to the transfer agent along with a properly executed letter of transmittal and any other required documents, your Raima stock certificates will be canceled and you will receive Centura stock certificates and cash representing 80% of the number of full shares of Centura common stock and total amount of cash to which you are entitled under the merger agreement.

     You will also receive payment in cash, without interest, in lieu of any fractional shares of Centura common stock which would have been otherwise issuable to you as a result of the merger.

     YOU SHOULD NOT SUBMIT YOUR RAIMA STOCK CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE TRANSFER AGENT.

     You are not entitled to receive any dividends or other distributions on Centura common stock until the merger is completed and you have surrendered your Raima stock certificates in exchange for Centura stock certificates.

     If there is any dividend or other distribution on Centura common stock with a record date after the merger and a payment date prior to the date you surrender your Raima stock certificates in exchange for Centura stock certificates, you will receive it with respect to the whole shares of Centura common stock issued to you promptly after they are issued. If there is any dividend or other distribution on Centura common stock with a record date after the merger and a payment date after the date you surrender your Raima stock certificates in exchange for Centura stock certificates, you will receive it with respect to the whole shares of Centura common stock issued to you promptly after the payment date.

     Centura will only issue a Centura stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered Raima stock certificate is registered if you present the transfer agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Material United States Federal Income Tax Consequences of the  Merger

     The following general discussion summarizes certain material United States federal income tax consequences of the merger, assuming that you hold your shares of Raima common stock as a capital asset. This discussion is based on the Internal Revenue Code of 1986, or the Code, its legislative history, applicable Treasury regulations, administrative rulings and court decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect. Neither a ruling from the Internal Revenue Service, or the IRS, nor an opinion of tax counsel will be received with regard to the United States federal income tax treatment relating to merger and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your individual circumstances, particularly if you are subject to special rules, such as rules relating to (1) stockholders who are not citizens or residents of the United States, (2) financial institutions, (3) tax-exempt organizations, (4) insurance companies, (5) dealers in securities, (6) stockholders who acquired their shares of Raima common stock by exercising employee stock options or rights or otherwise as compensation or (7) stockholders who hold their shares of Raima common stock as part of a hedge, straddle or conversion transaction.

     It is expected that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In that case:

  o No gain or loss will be recognized by Centura, Raima, or Centura Subsidiary Corporation as a result of the merger.

  o No gain or loss will be recognized by holders of Centura stock as a result of the merger.

  o No gain or loss will be recognized by you when you exchange all of your Raima common stock solely for Centura common stock in the merger (except with respect to cash you receive in the merger).

  o The aggregate tax basis of the Centura common stock you receive in the merger will be the same as your aggregate tax basis in the Raima common stock you surrender in the merger (reduced by the tax basis allocable to any fractional share interest in Centura common stock for which you receive cash and the amount of any additional cash you receive in the merger, and increased by the amount of any gain or dividend you recognize as a result of receiving such additional cash).

  o The tax holding period of the Centura common stock that you receive in the merger (including any fractional share interest for which you receive cash as described above) will include the period during which you held the Raima common stock surrendered in the merger.

    Any cash you receive in the merger in addition to the cash you receive in lieu of a fractional share of Centura common stock will result in you recognizing gain to the extent of the additional cash received, but not in excess of any gain you would have recognized on your Raima common stock if the merger were fully taxable. Your gain recognized on the receipt of the additional cash would be capital gain if the receipt of the additional cash is considered "not essentially equivalent to a dividend," determined as if you received additional shares of Centura common stock in the merger instead of the additional cash, which additional shares were then redeemed by Centura for the additional cash payment. The receipt of such cash by you will not be considered essentially equivalent to a dividend if based upon your individual facts and circumstances such deemed redemption of Centura common stock results in a "meaningful reduction" in your interest in Centura. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute a "meaningful reduction." The IRS held in Revenue Ruling 76-385, 1976-2 C.B. 92, that a reduction in the percentage ownership interest of a stockholder in a publicly held corporation from .0001118% to .0001081% (a reduction to 96.7% of the stockholder's prior percentage ownership interest) would constitute a "meaningful reduction." Under this ruling, it is likely that you would satisfy the "not essentially equivalent to a dividend" test if you are a small minority stockholder who exercises no control over Centura. In making this determination, you must take into account not only shares you actually own, but also shares you are deemed to own under Section 318 of the Code. In addition, contemporaneous or related transactions in stock or stock options may be taken into account. Any capital gain would be a long term capital gain if the holding period for your shares of Raima common stock is more than one year at the time the merger is consummated.

     You will recognize gain or loss with respect to the cash you receive in lieu of a fractional share interest in Centura common stock. Your gain or loss will be measured by the difference between the amount of cash that you receive in lieu of the fractional share and the portion of the tax basis of your shares of Raima common stock allocable to such fractional share interest (after adjustment to the basis to account for the receipt of any additional cash received by you and the gain or dividend resulting from the receipt of such cash). This gain or loss will be capital gain or loss and will be long term capital gain or loss if your shares of Raima common stock have been held for more than one year at the time the merger is consummated.

     In the event that the receipt of the additional cash by you does not satisfy the "not essentially equivalent to a dividend" test then your gain recognized on the receipt of the additional cash will be treated as a dividend instead of a capital gain to the extent of your ratable share of the accumulated earnings and profits of Raima. Accordingly, you should consult with your own tax advisors if you are expecting to rely on the "not essentially equivalent to a dividend" test.

     Pursuant to the merger agreement an escrow will be established to hold a portion of the Centura common stock you receive in the merger. The escrow agent will not elect to treat the escrow as an association taxable as a corporation for United States federal income tax purposes. Accordingly, you should be required to report on your federal income tax return your allocable share of any income or loss of the escrow and should be entitled to deduct your share of the fees and expenses of the escrow subject to applicable limitations. It is not expected that the escrow will have any material income.

     The foregoing discussion assumes that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. However, there may be a possibility that the merger as structured will not be considered such a reorganization because, for example, the amount of additional cash you may receive in the merger could exceed the amount permitted under the Code for a reorganization. In that event, you would be treated as selling your Raima common stock to Centura in a fully taxable transaction, resulting in capital gain or loss measured by the difference between the value of the Centura common stock and cash received by you in the merger and your tax basis in the Raima common stock. Gain or loss would be computed separately for each block of shares sold (shares acquired separately at different times and prices). The gain or loss on such sale would be long term capital gain or loss if your Raima common stock had been held for more than one year. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

     This foregoing discussion is a general summary and is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, this discussion does not address (1) tax consequences which may vary with, or are contingent on, your particular circumstances and tax situation and
(2) any non-income tax or any foreign, state or local tax consequences of the merger. You are strongly urged to consult with your tax advisor regarding the tax consequences of the merger to you, including the effects of United States federal, state, local, foreign and other tax laws.

Accounting Treatment of the Merger

     The merger will be accounted for by Centura as a purchase in accordance with generally accepted accounting principles. Application of the purchase method of accounting for the merger will reduce Centura's pre-tax earnings for approximately 5 years. The reported results of operations of Centura will include the results of Raima from and after the closing date of the merger. The assets, including intangible assets, and liabilities of Raima will be recorded at their fair values as of the closing date of the merger. Any excess of the purchase consideration over the fair values of the assets and liabilities of Raima will be recorded as goodwill and amortized over a 5-year period.

Regulatory Filings and Approvals Required to Complete the Merger

     Centura is not aware of any material governmental or regulatory filings or approvals required for completion of the merger, other than compliance with the applicable corporate laws of Delaware and Washington.

NASDAQ SmallCap Market Listing

     One of Raima's conditions to the merger is that Centura be in compliance with all of the requirements for continued listing on the NASDAQ SmallCap Market as of the date of the merger. However, this condition may be waived by Raima in its discretion.

Rights of Dissenting Stockholders

     The following is a brief summary of your right to dissent from the merger. The summary is not exhaustive and you are encouraged to read the applicable provisions of Chapter 23B.13 of the Washington Business Corporation Act, or the Dissenters' Rights Statute, a copy of which is attached hereto as Annex B. Under the Dissenters' Rights Statute, you will be entitled to dissenters' rights as a result of the merger.

     You will have the right to dissent with respect to the merger and, subject to certain conditions, will be entitled to receive a cash payment equal to the fair value of your shares of Raima common stock under the Dissenters' Rights Statute. If you choose to assert dissenters' rights you must assert them with respect to all shares of Raima common stock which you beneficially own or have the power to direct the vote. You may assert dissenters' rights as to fewer than all the shares registered in your name only if you dissent with respect to all shares beneficially owned by any one person and notify Raima in writing of the name and address of each person on whose behalf you are asserting dissenters' rights.

     To exercise dissenters' rights, (a) before the vote on the merger is taken, you must deliver to Raima written notice of your intent to demand payment for your shares if the merger is effectuated, and (b) you must not vote in favor of the merger. A vote against the merger will not in itself satisfy the notice requirement, and failure to vote against the merger will not in itself constitute a waiver of dissenters' rights with respect to such shares. You should deliver notice of your intent to exercise dissenters' rights to Raima at its principal executive offices at 701 Fifth Avenue, Suite 4800, Seattle, WA. If you do not satisfy both of these requirements you will not be entitled to dissenters' rights.

     If the merger is approved, Raima will send written notice not later than 10 days after the effective time of the merger to each of its dissenting stockholders (a) stating where such stockholder must send his or her written payment demand, (b) stating where and when certificates representing shares of Raima common stock must be deposited, (c) containing a form for demanding payment which requires that the dissenter certify whether or not he or she acquired beneficial ownership before the first public announcement of the merger which occurred on March 15, 1999, and (d) setting a date by which such written payment demand must be received. A dissenting stockholder who does not demand payment must certify that he or she acquired the shares on or before March 15, 1999 and deposit his or her shares within the time provided by such notice or will not be entitled to dissenters' rights.

     Raima will pay to each dissenting stockholder who (a) complies with the procedures described above within 30 days after the later of the effective time of the Merger and the date the payment demand is received and (b) was a stockholder on March 15, 1999, the amount that Raima estimates to be the fair value of his or her shares, plus accrued interest. In addition, Raima will provide to these dissenting stockholders, financial information of Raima, including Raima's balance sheet, income statement and statement of changes in stockholders' equity for its last fiscal year and Raima's latest available interim financial statements, an explanation of how Raima estimated the fair value of the shares, and, an explanation of how the accrued interest was calculated. For dissenting stockholders who were not the beneficial owner of the shares of Raima common stock before March 15, 1999, Raima may withhold payment and instead send a statement setting forth its estimate of the fair value of their shares and offering to pay such amount, with interest, as a final settlement of such dissenting stockholder's demand for payment. Any dissenting stockholder who is dissatisfied with his or her payment or offer may, within 30 days of such payment or offer for payment, notify Raima in writing of their estimate of fair value of his or her shares and the amount of interest due and demand payment thereof.

     If any dissenting stockholder's demand for payment is not settled within 60 days after receipt by Raima of his or her payment demand, the Dissenters' Rights Statute requires that Raima commence a proceeding in King County Superior Court and petition the court to determine the fair value of the shares and accrued interest, naming all the dissenting stockholders whose demands remain unsettled as parties to the proceeding. The court may appoint one or more persons as appraisers to receive evidence and recommend the fair value of the shares. The dissenting stockholders will be entitled to the same discovery rights as parties in other civil actions. Each dissenting stockholder made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by Raima.

     Stockholders should recognize that a court determination of fair value could result in a price higher than, lower than or equal to the price available to Raima's stockholders pursuant to the merger. Under the Dissenters' Rights Statute, a court may consider a variety of factors in determining fair value. The Dissenters' Rights Statute requires that the court consider all relevant facts and circumstances in determining the fair value and that it not give undue emphasis to any one factor.

     Court costs and appraisal fees would be assessed against Raima, except that the court may assess such costs against some or all of the dissenting stockholders to the extent that the court finds that the dissenting stockholders acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts that the court finds equitable: (a) against Raima, if the court finds that it did not substantially comply with the Dissenters' Rights Statute, and (b) against the dissenting stockholder or against Raima, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that services of counsel for any dissenting stockholder were of substantial benefit to other dissenting stockholders similarly situated, and that the fees should not be assessed against Raima, the court may award to such counsel reasonable fees to be paid out of the amounts awarded to dissenting stockholders who benefited from the proceedings.

The Merger Agreement

     Representations and Warranties. Centura and Raima each made a number of representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger. In addition, certain principal stockholders of Raima made representations concerning title and ownership of their Raima shares and certain other matters.

     The representations given by Raima cover the following topics, among others, as they relate to Raima and its subsidiaries:

  o   Raima's corporate organization and its qualification to do  business

  o   Raima's capitalization

  o   identification of Raima's subsidiaries

  o   Year 2000 compliance of Raima's products

  o   Raima's financial statements

  o   Raima's accounts receivable

  o   Raima's taxes

  o changes in Raima's business, properties or financial position since December 31, 1998

  o Raima's largest customers and Raima's notice that any intend to cease doing business with Raima

  o   Raima's material contracts

  o   identification of Raima's key employees

  o   labor matters

  o   Raima's employee benefit plans

  o   Raima's authority to enter into the merger agreement

  o governmental consents and approvals needed in connection with the merger

  o   property leased by Raima

  o   Raima's personal property

  o   litigation involving Raima

  o the possession and compliance with governmental licenses and permits required to conduct Raima's business

  o   employee-related claims against Raima

  o   employees and proprietary information

  o   intellectual property used by Raima

  o   brokers engaged by Raima in connection with the merger

  o   the condition of Raima's equipment

  o   environmental matters concerning real property used by Raima

  o   Raima's corporate records

  o information supplied by Raima in the merger agreement, this prospectus and the related registration statement filed by Centura

     The representations given by Centura cover the following topics, among others, as they relate to Centura and its subsidiaries:

  o Centura's corporate organization and its qualification to do business and the organization of Centura Subsidiary

  o   Centura's capitalization

  o   authorization of the merger agreement by Centura and Centura
      Subsidiary

  o   governmental approvals required to complete the merger

  o   the validity of the shares to be issued in the merger

  o   Centura's filings and reports with the SEC

  o   Centura's financial statements

  o Developments having an adverse effect on Centura's business since December 31, 1998

  o information supplied by Centura in the merger agreement, this prospectus and the related registration statement filed by Centura

  o the effect of the merger on obligations of Centura and under applicable laws

  o   litigation involving Centura

     The representations, warranties and covenants in the merger agreement are complicated and not easily summarized. You are urged to carefully read the article II of the merger agreement entitled
"Representations and Warranties of the Company" and article IV of the merger agreement entitled "Representations, Warranties and Covenants of Centura."

 Raima's Conduct Of Business Before Completion Of The Merger. Raima agreed that until the completion of the merger, Raima and its subsidiaries will operate its businesses in the ordinary course and use commercially reasonable efforts to:

  o   preserve intact its current business organization;

  o   conserve the goodwill and relationships of its

        o   customers

        o   suppliers

        o   others having business relations with it; and

  o keep available the services of its officers, employees, agents and representatives.

      Raima also agreed that until the completion of the merger, Raima would conduct its business in compliance with specific restrictions relating to the following:

  o the maintenance of Raima's corporate existence and good standing in the appropriate jurisdictions

  o   the amendment of Raima's articles of incorporation and bylaws

  o   the issuance of dividends or other distributions

  o the increase in compensation of its employees or officers other than normal increases or certain permitted bonuses

  o   the merger with or acquisition of assets of other entities

  o the taking of any action which would be a breach or default under its contracts

  o allowing Centura access to Raima's corporate offices, properties and records

  o the taking of any action which would result in any representation or warranty in the merger agreement being materially inaccurate or incorrect

  o   the provision of financial statements to Centura

      The agreements related to the conduct of Raima's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read article V of the merger agreement entitled "Covenants of the Company."

 No Other Negotiations Involving Raima. Until the merger is completed or the merger agreement is terminated, Raima has agreed not to submit, solicit, initiate, encourage or discuss any proposal or enter into any agreement or accept an offer relating to:

  o a major restructuring of Raima, or any of its subsidiaries, other than the sale of the internet consulting division of Raima's subsidiary, Vista Development Corporation as described more fully in the section entitled "Information Regarding Raima-Results of Operations" on page 59

  o additional borrowings or increased indebtedness outside of the ordinary course of business

  o   a merger or consolidation of Raima or any subsidiary

  o   a purchase or sale of material assets or capital stock

  o any similar transaction or business combination involving Raima or its subsidiaries, or their assets

      In addition, Raima has agreed not to furnish any information to any third person relating to the matters mentioned above and to notify Centura about any proposal, offer, inquiry or contact relating to the matters mentioned above which it receives.

 Centura's Covenants. The covenants given by Centura cover the following topics, among others, as they relate to Centura and its subsidiaries:

  o the appointment of Thomas R. Clark or another designated individual to Centura's board of directors, as discussed in the sections entitled "The Merger-Operations after the Merger" on page 48 and "Conflicts of Interest of Certain Persons in the Merger" on page 32 and

  o   access to information.

 Treatment Of Raima Stock Options. Under the terms of Raima's Stock Option Plan, each of Raima's outstanding stock options will become fully vested and exercisable immediately prior to the merger. The shares of Raima common stock issued upon exercise will then be converted into Centura stock and cash on the same terms as all other outstanding shares of Raima common stock are converted upon completion of the merger. Any stock options not exercised prior to completion of the merger will expire and be terminated.

 Conditions To Completion Of The Merger. Centura's and Raima's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions before completion of the merger, each of which may be waived by both parties:

  o Centura's registration statement on Form S-4, of which this prospectus forms a part, must be effective and all necessary state securities authorizations must have been obtained

  o the merger agreement must be adopted by the holders of two-thirds of the outstanding shares of Raima common stock

  o no suit, action or other proceeding shall be pending or threatened before any court or governmental agency seeking to restrain, to prohibit or to obtain material damages in connection with the merger

  o all applicable approvals and consents required to complete the merger must be received

  o the ancillary agreements, including employment agreements with key employees of Raima and an escrow agreement, must be executed and delivered

  o the "average trading price" of Centura's shares must not be less than $1.00 per share

      Centura's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following additional conditions before completion of the merger, each of which may be waived by Centura:

  o Raima's and its principal stockholders' representations and warranties must be true and correct in all material respects on the date of closing of the merger

  o Centura must receive a legal opinion of Heller Ehrman White and McAuliffe, counsel to Raima

  o Raima and its principal stockholders must perform or comply in all material respects with all of their agreements and covenants required by the merger agreement

  o holders of no more than 6% of Raima's common stock will have dissented from the merger under Washington law

  o Centura must receive an officers' certificate from Raima and certificates from Raima's principal stockholders

  o Raima must have received Raima's audited financial statements for fiscal years ended December 31, 1998 and 1997, together with an unqualified opinion from PricewaterhouseCoopers LLP

      Raima's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following additional conditions before completion of the merger, each of which may be waived by Raima:

  o Centura must be in compliance with all the requirements for continued listing on the Nasdaq SmallCap Market

  o Centura's representations and warranties must be true and correct in all material respects on the date of closing of the merger

  o Raima and its stockholders must receive a legal opinion of Orrick, Herrington & Sutcliffe LLP, counsel to Centura

  o Centura must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement

  o Raima and its stockholders must receive an officer's certificate from Centura

  o within 5 days of the merger, Centura must not have issued a press release containing news adverse to Centura

Termination Of The Merger Agreement. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after adoption of the merger agreement by Raima stockholders:

  o   by mutual consent of Centura and Raima

  o by Centura or Raima, if the merger is not completed before June 7, 1999 except that the right to terminate the merger agreement is not available to any party whose failure to fulfill any obligation under the merger agreement has been a cause of the failure to complete the merger on or before June 7, 1999

 Payment Of Merger Expenses upon Termination. If the merger agreement is terminated because of:

  o a breach by Centura, Centura will pay all of Raima's merger-related fees and expenses;

  o a breach by Raima, Raima will pay all of Centura's merger-related fees and expenses;

  o any reason other than a breach by Centura or Raima, Centura will pay up to $100,000 of Raima's merger-related fees and expenses.

Indemnification Claims against the Raima Stockholders. Centura and Raima and their successors, assigns, officers, directors, stockholders, employees and agents will be indemnified and held harmless by the Raima stockholders from and against all damages, claims, losses, liabilities and expenses, including legal and accounting, which arise out of

  o any breach of the merger agreement by Raima or its principal stockholders who are parties to the merger agreement

  o any breach of any of the representations, warranties or covenants made in the merger agreement by Raima or its principal stockholders who are parties to the merger agreement

  o any inaccuracy or misrepresentation in the schedules or exhibits or certificate or document delivered according to the merger agreement by Raima or its principal stockholders who are parties to the merger agreement

  o any claim based on events occurring or circumstances existing prior to the effective date of the merger.

     Parties will only be entitled to indemnification if the aggregate indemnification claims exceed $100,000. All rights to assert indemnification claims expire one year after the effective date of the merger, except for claims notified to the stockholders' representatives prior to the one-year expiration date.

     Indemnification claims will be satisfied solely by first the cash and then the shares held in escrow. See the section entitled "The
Merger-Escrow Arrangement" on page 34. No former Raima stockholder will have any personal liability for the indemnification claims.

Stockholders' Representatives. Under the merger agreement, Stephen P. Smith, Wayne L. Warren and Randall L. Merilatt, principal stockholders and directors of Raima, are appointed and authorized to act as the representatives, exclusive agent and attorney-in-fact of the Raima stockholders for all matters of the merger agreement and the escrow agreement. The stockholders' representatives will act by vote or consent by any one or more of them owning a majority of the Centura shares held in escrow. Any action taken by the stockholders' representatives will be binding on the Raima stockholders. The stockholders' representatives will act at all times in the best interests of the Raima stockholders and will provide written notice to them within 3 business days of any action taken on their behalf.

Employment Agreements

     As a condition to the merger, Centura will enter into employment agreements with Stephen P. Smith, Randall L. Merilatt, Wayne L. Warren and Steven T. Graves. Mr. Smith will be employed as Vice President, Business Development of Centura; Mr. Graves will be employed as Vice President, Worldwide Consulting of Centura; and Messrs. Warren and Merilatt will be employed as Senior Database Architects of Centura.

     Centura will pay these employees annual salaries as follows: Mr. Smith, $175,000, Mr. Graves, $150,000, and Messrs. Warren and Merilatt, $135,000. Their compensation package will also include bonuses and commissions and options to purchase an aggregate of 1,200,000 shares of Centura common stock.

     The initial term of employment in each agreement is 3 years following the merger, unless sooner terminated, as described below. These employees agree not to compete with Centura or solicit any of Centura's customers for a period ending on the earlier of

  o   3 years after the effective date of the merger, or

  o the date which is 1 year after termination of the employment agreement.

     However, the employees may own, manage or be employed by entities which do not compete directly with Centura's database business.

     If any of these employees is terminated by Centura other than for "cause" or voluntarily resigns for "good reason," as defined in their employment agreements, they will continue to be paid their annual salary for a period after termination equal to the lesser of (a) 18 months or
(b) the end of the regular term of employment under their employment agreement, but in no event less than 3 months. In addition, following Centura's termination of any of these employees other than for "cause," or an employee's resignation for "good reason," that employee's options will continue to vest and remain exercisable as they would have if the employee remained an employee of Centura.

Raima Employee Stock Options

     Provided the merger occurs, Centura has agreed to issue options, effective the date of the merger, to purchase up to 800,000 shares of Centura common stock to the former employees of Raima (excluding Messrs. Smith, Graves, Warren and Merilatt). The exercise price, vesting schedule and other terms and conditions of these options will be consistent with options issued under Centura's existing stock option plan for its employees.

Operations after the Merger

Stockholders. Following the merger, Raima will become a wholly owned subsidiary of Centura, and be fully integrated with Centura's operations. The membership of Centura's board of directors will remain unchanged as a result of the merger, except Centura has agreed to appoint Thomas R. Clark to its board of directors, and in connection with its next 2 annual meetings thereafter, to nominate and recommend for election Mr. Clark, or another designee of Raima's principal stockholders, to its board of directors for a period of 2 years after the merger or until the principal stockholders fail to collectively own 50% of the Centura shares issued to them in the merger.

     Some of the conditions of the merger include that:

  o Stephen P. Smith, Raima's Chairman and Chief Executive Officer, join Centura as Vice President of Business Development;

  o Steven Graves, Raima's President and Chief Operating Officer, join Centura as Vice President of Consulting; and

  o Wayne Warren and Randall Merilatt, current employees and significant stockholders of Raima, join Centura as Senior
      Database Architects.

     Messrs. Smith, Graves, Warren and Merilatt have separate employment contracts.

     The stockholders of Raima will become stockholders of Centura, and their rights as Stockholders will be governed by the Centura bylaws and the laws of the State of Delaware.

Management. Following the merger, the Seattle office of Raima will continue to function indefinitely, but as an office of Centura. The office will focus on developing and maintaining existing Raima products, as well as other products Centura may decide to develop and offer to the market. Centura's management team will remain in place following the merger, supplemented by Mr. Smith as Vice President of Business Development, and Mr. Graves as Vice President of Consulting. Administration. To the extent possible, the administrative functions currently performed at Raima will be consolidated with those at Centura.

Administration consists primarily of Finance, Accounting, Operations, and Human Resources. Finance and Accounting will be consolidated generally within one quarter following the completion of the merger, whereas Human Resources will be consolidated immediately following the merger.

Engineering and Consulting. There will be two database code lines; one each for Centura and Raima. The development of Centura products will remain at Redwood Shores, whereas the development of Raima products combined with certain Centura product development will remain in Seattle. The consulting business will be managed out of the Seattle office. However, Raima has entered into an agreement to sell the internet consulting business conducted by Raima's wholly owned subsidiary, Vista Development Corporation, which is expected to occur prior to the merger.

Sales and Marketing. The combined sales force will be structured similar to the Centura sales organization; a North American, European and Asia Pacific organizations with regional divisions, supplemented with Raima staff. There will also remain an "inside" sales staff which will remain in Seattle. Following the merger, all products will be cross-sold - there will not be separate Centura or Raima sales forces.

Products. Following the merger, Centura will continue to offer all of its current products, along with Raima Database Manager and Velocis products. Centura will brand all products as Centura, and product pricing is expected to remain unchanged.

    UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined consolidated financial information gives effect to the acquisition by Centura of Raima in a transaction accounted for as a purchase. The unaudited pro forma condensed combined consolidated financial information is based on the individual historical consolidated financial statements (and related notes) of Centura and Raima for the year ended December 31, 1998, incorporated by reference or included elsewhere in this prospectus.

     The following unaudited pro forma condensed combined consolidated statement of operations is not necessarily indicative of the results of operations of the combined company or the results of operations which would have resulted had Centura and Raima been combined during the period presented. In addition, the pro forma results are not intended to be a projection of future operating results. The unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the historical consolidated financial statements (and related notes) of Centura and Raima incorporated by reference or appearing elsewhere in this prospectus.

     The unaudited pro forma condensed combined consolidated balance sheet assumes that the acquisition took place on December 31, 1998. The unaudited pro forma condensed combined consolidated statement of operations assumes that the acquisition took place as of January 1, 1998. The unaudited pro forma condensed combined consolidated financial statements are based on the estimates and assumptions set forth in the notes to such statements. The pro forma adjustments are based on a preliminary valuation of Raima made in connection with the development of the pro forma information for illustrative purposes to comply with the disclosure requirements of the SEC.

                           Centura Software Corporation
        Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
                                (in thousands)

                                               Centura       Raima            Pro Forma
                                             December 31, December 31, --------------------------
                                                 1998         1998     Adjustments     Combined
                                             ------------ ------------ ------------   -----------
Current Assets:
  Cash and cash equivalents..................     $6,414         $406                     $6,820
  Accounts receivable, net...................     12,988        1,800                     14,788
  Other current assets.......................      3,627          303         ($85)(b)     3,845
                                             ------------ ------------ ------------   -----------
     Total current assets....................     23,029        2,509          (85)       25,453

Property and equipment, net..................      2,888          437                      3,325
Goodwill.....................................        --           --         6,399 (c)     6,399
Intangibles and other assets.................      3,455           77                      3,532
                                             ------------ ------------ ------------   -----------
     Total assets............................    $29,372       $3,023       $6,314       $38,709
                                             ============ ============ ============   ===========

Current Liabilities:
  Accounts payable...........................     $2,798         $462                     $3,260
  Accrued compensation and related expenses..      1,567          408                      1,975
  Short-term borrowings......................      2,663          364                      3,027
  Other accrued liabilities..................      1,744          316         $750 (d)     2,810
  Deferred revenue...........................     13,274          873                     14,147
                                             ------------ ------------ ------------   -----------
     Total current liabilities...............     22,046        2,423          750        25,219
Other long-term liabilities..................         53           36          (36)(b)        53

Commitments and contingencies
Stockholders' equity:
  Preferred stock............................       --           --                          --
  Common stock...............................     85,690        2,257        3,907 (a)    91,854
  Accumulated other comprehensive loss.......       (426)        --                         (426)
  Deferred compensation......................       --           (640)         640 (a)       --
  Accumulated deficit........................    (77,991)      (1,053)       1,053 (a)   (77,991)
                                             ------------ ------------ ------------   -----------
     Total stockholders' equity..............      7,273          564        5,600        13,437
                                             ------------ ------------ ------------   -----------
     Total liabilities and stockholders'
       equity................................    $29,372       $3,023       $6,314       $38,709
                                             ============ ============ ============   ===========

See accompanying notes to unaudited pro forma condensed combined consolidated financial information.


                           Centura Software Corporation
   Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations
                      (in thousands, except per share data)

                                                  For the Year Ended
                                                    December 31,              Pro Forma
                                             ------------------------- --------------------------
                                               Centura       Raima     Adjustments     Combined
                                             ------------ ------------ ------------   -----------
Net revenues:
  Product....................................    $33,453       $6,314                    $39,767
  Service....................................     20,044        2,270                     22,314
                                             ------------ ------------ ------------   -----------
     Net revenues                                 53,497        8,584                     62,081
                                             ------------ ------------ ------------   -----------
Cost of revenues:
  Product....................................      4,652           96                      4,748
  Service....................................      4,382        1,170                      5,552
                                             ------------ ------------ ------------   -----------
     Cost of revenues........................      9,034        1,266                     10,300
                                             ------------ ------------ ------------   -----------
     Gross profit............................     44,463        7,318                     51,781
                                             ------------ ------------ ------------   -----------
Operating expenses:
  Sales and marketing........................     25,776        3,054                     28,830
  Engineering and product development........      7,938        1,648                      9,586
  General and administrative.................      6,854        2,729                      9,583
  Goodwill amortization......................       --           --         $1,280 (a)     1,280
                                             ------------ ------------ ------------   -----------
     Total operating expenses................     40,568        7,431        1,280        49,279
                                             ------------ ------------ ------------   -----------
     Operating income (loss).................      3,895         (113)      (1,280)        2,502
Other income (expense), net..................     (1,507)        (107)                    (1,614)
                                             ------------ ------------ ------------   -----------
Income (loss) before taxes...................      2,388         (220)      (1,280)          888
Provision for income taxes...................       (273)          93                       (180)
                                             ------------ ------------ ------------   -----------
Net income (loss) from
   continuing operations.....................     $2,115        ($127)     ($1,280)         $708
                                             ============ ============ ============   ===========

Basic net income per share...................      $0.08                                   $0.02
                                             ============                             ===========

Basic weighted average common shares(b)......     27,390                                  33,190
                                             ============                             ===========

Diluted net income per share.................      $0.08                                   $0.02
                                             ============                             ===========

Diluted weighted average common shares(b)....     27,776                                  33,576
                                             ============                             ===========



See accompanying notes to unaudited pro forma condensed combined consolidated financial information.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial
Information

Note 1-Basis of Presentation

     The unaudited pro forma condensed combined consolidated balance sheet has been prepared to reflect the acquisition of Raima by Centura as if the acquisition had occurred on December 31, 1998.

     The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 1998 has been prepared to reflect the acquisition of Raima by Centura as if the acquisition had occurred on January 1, 1998. The unaudited pro forma condensed combined consolidated statement of operations presents information only through income (loss) from continuing operations. Therefore, the extraordinary gain on the forgiveness of debt of $451,000, net of taxes, for Raima occurring in fiscal 1998 is excluded from this statement.

     There were no material differences in the accounting policies of Centura and Raima for the periods presented.

Note 2-Purchase Accounting and Pro Forma Adjustments

Purchase Price

     In connection with the merger, Centura issued or will be obligated to issue a total of 5,800,000 shares of Centura common stock. The market value of a share of common stock used to value the purchase price was $1.063. In addition, Centura anticipates incurring acquisition costs of $750,000, resulting in a total purchase price of $6,914,000. The Raima option grants contained provisions for accelerated vesting of all the options in the event of a transaction resulting in a change in control of Raima and are included in the total amount of shares issued by Centura.

Allocation of Purchase Price

     The total purchase price of $6,914,000 was allocated to the fair value of the assets acquired and liabilities assumed as follows:


                                                         Amortization
                                                            Life
                                                        ---------------
         Tangible assets........     $ 2,938,000               --
         Goodwill ..............       6,399,000                5
         Liabilities assumed....      (2,423,000)              --
                                  ---------------
                Total ..........     $ 6,914,000
                                  ===============

Pro Forma Adjustments

     The following adjustments were applied to the historical consolidated statements of operations to arrive at the pro forma condensed combined consolidated statement of operations:
      (a) Reflects the amortization of anticipated goodwill for the year ended December 31, 1998 on a straight-line basis over 5 years.

      (b) Shares used in the pro forma per share calculations reflect the 5,800,000 Centura common shares issued to Raima stockholders as if they were outstanding from the beginning of the period presented.

     The following adjustments were applied to the historical consolidated balance sheets to arrive at the pro forma condensed combined consolidated balance sheet:
      (a) The elimination of the common stockholders' equity accounts of Raima.

      (b) The anticipated net assets of Raima established at fair value at the acquisition date.

      (c) The anticipated excess of acquisition cost over the fair value of the net assets acquired (goodwill).

      (d)   The anticipated acquisition costs to be incurred.


                       INFORMATION REGARDING RAIMA
Overview

     Raima develops and markets database management systems that are used for developing commercial, industrial and corporate in-house software applications, as well as "embedded systems" applications that are built into hardware products, such as office equipment and consumer devices.

     Raima's products include two database management systems or database "engines" that provide the professional software developer with a number of options for customization. These database engines are provided on multiple operating systems, including Microsoft Windows (95/98, CE, NT), many types of UNIX, including Linux and Solaris, and real-time operating systems such as Wind River Systems' VxWorks and QNX Software's QNX. Raima has also developed technology used in generating reports from its database engines. In addition, Raima provides consulting, training and product support services.

     Raima has four wholly owned subsidiaries:

  o Vista Development Corporation, a Washington corporation which provides application development, database integration, performance optimization, design review and training to clients

  o Raima Deutschland GmbH, organized under the laws of Germany, which is responsible for sales and marketing in Germany

  o Raima ANZ, organized under the laws of Australia, which is responsible for sales and marketing in Australia and New Zealand

  o Raima International Sales Corporation, a foreign sales corporation organized under the laws of the Virgin Islands

     Raima has entered into an agreement to sell the internet consulting services business unit of Vista Development Corporation. Revenues from this business unit represented approximately 11% of Raima's consolidated net revenues in 1998. Raima anticipates this sale will occur prior to the merger becoming effective.

     Raima is based in Seattle, Washington and has sales offices in 14 countries. As of April 13, 1999, Raima and its subsidiaries had approximately 91 employees.

Products and Technology

     Raima's principal products are embedded database management systems, Velocis Database Server and Raima Database Manager. Velocis is a client/server architecture database engine that supports the ODBC and SQL standards. Velocis also has interfaces for the C, C++, Java, Delphi, Perl and Visual Basic programming languages. Raima Database Manager is a file server architecture database engine, delivered in the form of a shared library of C language functions called by the application and offers a relatively small "footprint" in terms of RAM, CPU and disk storage demands.

     Raima has also developed Raima Report Writer, which allows users to generate reports from information stored in Raima Database Manager.

     Software products as complex as those offered by Raima may contain undetected errors. We cannot assure you that, despite testing by Raima and by customers, errors will not be found in the products, or, if discovered, successfully corrected in a timely manner.

Services

     In addition to its product offerings, Raima provides consulting and implementation services as well as technical support. Raima provides consulting and implementation services through its wholly owned subsidiary, Vista Development Corporation. Vista provides a range of implementation and post-implementation services, including application development, database integration, design review, performance optimization, migration from Raima Database Manager to Velocis, and product training. Raima provides technical support through a team of engineers, who provide remote technical assistance for Raima's products, including answers to technical questions, functionality issues, and documentation clarification.

Engineering

     Raima's product development efforts are currently directed toward refining and enhancing Velocis Database Server, Raima Database Manager, and Raima Report Writer. A key milestone for Raima will be the launch of Velocis Database Server version 3.0. This product's beta release is expected in the Second Quarter of 1999.

     Raima's current development goals for Velocis Database Server include developing and improving interfaces for development environments, such as Java and OLE DB, and implementing architectural changes to enhance performance. Raima is currently focusing its development efforts for Raima Database Manager on architectural changes that deliver "re-entrancy" or the ability to support multiple threads of execution simultaneously.

Sales and Marketing

     Raima's target customers are professional software developers, development managers and executives. These include major hardware and software companies, consultants and firms developing systems for specific vertical markets, such as retail and manufacturing; and corporations developing applications for internal use. With the exception of the Raima Report Writer, Raima's products do not target application end-users.

     Raima concentrates its marketing efforts on the horizontal market of professional application development. By focusing on this group, Raima believes it can clearly identify its prospective accounts and the developers, managers and executives in these organizations, who are primary sales targets. Within the market of professional application development, Raima has identified several segments to focus its marketing efforts. These include network and systems management, telephony/telecommunications, and real-time and embedded systems.

     Raima employs a direct selling model, in which direct sales executives work with leads provided by the marketing department and with Raima's base of existing customers. Raima's sales process incorporates a "strategic/conceptual selling" methodology that addresses the issues involved in a complex sale, in which the purchasing decision usually involves multiple executives within the purchasing company. Raima sales executives meet with the customers and prospects and provide them with information, product descriptions and overviews, as well as a sales presentation.

Distributors and OEM Relationships

     Approximately 16% of Raima's sales revenues come from international distributors and resellers. Raima typically engages these firms to sell in a country or group of countries and provides products at a discount of 30% or more. Distributors and resellers provide local marketing and sales organizations, which are assisted by Raima.

     In addition, approximately 17% of Raima's revenues are generated as royalties by original equipment manufacturers, or OEMs in the U.S. and internationally. These OEMs are technology companies that embed Raima databases into their own products. Raima is paid a royalty, which can be structured on a license fee per-unit-sold, an annual license fee, or as a royalty "buyout" covering a specified time period and platforms. The list price for royalties on Velocis Database Server is 60% of the price of Raima's development products, but discounts are often negotiated in larger transactions.

Competition

     Raima's products compete in the embedded segment of the database management system market. Within this segment, competitors include vendors of embedded database management systems, such as Pervasive, Faircom, Solid, Sybase, MDBS, and Inprise. To a lesser extent, Raima's products also compete with providers of enterprise database management systems, including Microsoft and Oracle. Raima also competes with internally developed, custom database management software.

     Many of these competitors have significantly greater financial, technical, marketing and other resources than Raima. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of products than Raima. We cannot be certain that Raima will be able to compete successfully against current and future competitors.

Proprietary Rights

     Raima relies upon a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements, and other methods to establish and maintain its proprietary rights to its products. Raima does not hold any patents. Raima generally enters into confidentiality agreements with its employees, consultants and customers, and limits access to, and distribution of, its proprietary information. Use of Raima's software products is subject to terms and conditions prohibiting unauthorized reproduction or transfer of such products.

     The laws of some foreign countries do not protect Raima's proprietary rights to as great an extent as do the laws of the United States. In addition, we cannot assure you that the steps taken by Raima to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that Raima's competitors will not independently develop technologies or similar products that are substantially equivalent or superior to Raima's technology and products.

     Raima is not aware that any of its products infringes the proprietary rights of third parties. However, we cannot assure you that third parties will not claim infringement by Raima with respect to current or future products.

     Certain development tools and technology used in Raima's products are licensed from third parties, including the Velocis JDBC driver. Raima also licenses certain software products from third parties, including the Raima Report Writer. These licenses may require Raima to pay royalties and to fulfill confidentiality obligations. Raima believes that there are alternative sources for each of the material components of technology licensed by Raima from third parties. However, the termination of any of such licenses, or the failure of the third party licensers to adequately maintain or update their products, could result in delay in Raima's ability to ship certain of its products while it seeks to implement technology offered by alternative sources. Any required replacement licenses could prove costly.

Management's Discussion and Analysis

     Management's discussion and analysis should be read in conjunction with the consolidated financial statements of Raima and related notes and the information contained in "Selected Consolidated Financial Data of Raima." The following discussion may contain predictions, estimates, and other forward-looking statements that involve a number of risks and uncertainties. See "Risk Factors" beginning on page 13 for a discussion of certain factors that could cause actual results to differ from those described in the following discussion.

Overview

     Raima was founded in 1982 to provide consulting services and to develop embedded database management systems. Raima sells its database products primarily to professional application developers for use in commercial and line-of-business database applications. Raima's products are hardware independent and operate on a number of computing environments, including Microsoft Windows 3.11, Windows 95, Windows NT, QNX, VxWorks, Linux and many UNIX variants, including Solaris, HP-UX, AIX, SCO, BSDI. Raima's products include Velocis Database Server, Raima Database Manager and Raima Report Writer. Raima sells its products through a direct sales force, international distributors, and Value Added Resellers (VARs). Raima generates revenue from product sales, license fees paid by VARs and distributors, and service fees paid by its customers for technical support and database and internet consulting.

     Prior to 1998, Raima recognized revenue in accordance with Statement of Position 91-1, "Software Revenue Recognition" (SOP 91-1). For the fiscal year beginning January 1, 1998, Raima has recognized revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2). In December, 1998, the American Institute of Certified Public Accountants also issued Statement of Position 98-9, "Modification of SOP 97-2, Software Recognition, with Respect to Certain Transactions", which Raima will adopt for transactions entered into during the fiscal year beginning January 1, 1999.

Results of Operations

     The following table sets forth, for the periods indicated, selected consolidated financial data of Raima and such data as a percentage of Raima's total net revenue:


                                               Year Ended December 31,
                                      ---------------------------------------
                                             1998                1997
                                      ------------------- -------------------
                                                  Per-                Per-
                                                 centage             centage
                                                of total            of total
                                                   net                 net
                                       Amount    Revenue   Amount    Revenue
                                      --------- --------- --------- ---------
Net revenue:
  Product...........................    $6,314        74%   $7,552        88%
  Service...........................     2,270        26%    1,061        12%
                                      --------- --------- --------- ---------
     Net revenue....................     8,584       100%    8,613       100%
                                      --------- --------- --------- ---------
Cost of revenue:
  Cost of product revenue...........        96         1%      167         2%
  Cost of service revenue...........     1,170        14%      769         9%
                                      --------- --------- --------- ---------
     Gross profit...................     7,318        85%    7,677        89%
                                      --------- --------- --------- ---------
Operating expenses:
  Sales and marketing...............     3,054        36%    3,619        42%
  Engineering and product
    development.....................     1,648        19%    1,548        18%
  General and administrative........     2,729        31%    2,116        24%
                                      --------- --------- --------- ---------
     Total operating expenses.......     7,431        86%    7,283        84%
                                      --------- --------- --------- ---------
     Operating income...............      (113)       -1%      394         5%
Other income (expense), net.........      (107)       -1%      (51)       -1%
                                      --------- --------- --------- ---------
Income (loss) before taxes and
  extraordinary item................      (220)       -2%      343         4%
Provision (benefit) for income
   taxes.............................      (93)       -1%       20       --
                                      --------- --------- --------- ---------
Net income (loss) before
  extraordinary item................      (127)       -1%      323         4%
Extraordinary item, net of
  applicable income taxes...........       451         5%      --        --
                                      --------- --------- --------- ---------
Net income..........................      $324         4%     $323         4%
                                      ========= ========= ========= =========

     Net Revenue. Raima's net revenue for 1998 was $8.6 million which was consistent with net revenue in 1997. Net revenue remained static in 1998 primarily due to management's decision in 1998 to limit marketing and sales expenditures, in order to pay approximately $1.2 million of pre-bankruptcy petition obligations and to reduce borrowings under Raima's line of credit. Management has increased its spending on sales and marketing beginning in January 1999.

     Raima has entered into an agreement to sell the internet consulting division of its wholly owned subsidiary, Vista Development Corporation in fiscal year 1999. This division generated $1.0 million of Raima's net revenue in 1998 and $262,000 of Raima's net revenue in 1997. As of March 31, 1999, revenue from this division had exceeded $490,000 for the three months then ended. This sale may cause 1999 revenue to decrease. However, management believes that the cash provided by the sale will enable Raima to invest more in its core competencies, database development and services.

     Net Product Revenue. Net product revenue consists of license fees from certain resellers under product licensing arrangements. Net product revenue for 1998 was $6.3 million, which represents a 17% decrease from net product revenue of $7.6 million in 1997. This decrease was primarily due to the loss of a customer. In addition, reduced investment in sales and marketing in the second and third quarters of 1998 resulted in a decrease in product sales in the fourth quarter of 1998.

     Net Service Revenue. Net services revenue consists of consulting, training and maintenance. Net service revenue for 1998 was $2.3 million, which represents an increase of 109% over 1997 service revenue of $1.1 million. This increase was primarily due to Raima's dedication of a full-time salesperson to database services sales in 1998 and the resulting service fees paid under several significant long-term contracts awarded in 1998.

     Cost of Product Revenue. Cost of product revenue includes the cost of media (CDs, tapes, etc.) freight, training and product manuals, and the amortization of capitalized software. Cost of product revenue as a percentage of product revenue was 2% in 1998, compared with 3% in 1997.

     Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs related to database consulting and internet services consulting. Cost of service revenue as a percentage of service revenue was 52% in 1998, compared with 73% in 1997. The decrease in cost of service revenue as a percentage of service revenue in 1998 was primarily due to a higher utilization of direct personnel resources, and an increase in average billing rates.

     Sales and Marketing Expenses. Sales and marketing expenses consist principally of salaries, sales commissions and costs of advertising and marketing campaigns. Sales and marketing expenses decreased 14% to $3.1 million in 1998 from $3.6 million in 1997. Sales and marketing expenses represented 36% of net revenue in 1998, compared with 42% of net revenue in 1997. The decrease in sales and marketing expenses, both as percentage of revenue and in total dollars spent in 1998, was primarily due to management's decision to reduce spending on sales and marketing in the second and third quarters of 1998 by consolidating the senior marketing and senior sales positions, attending fewer trade shows than in previous years, and using internet in place of print advertisements.

     Engineering and Product Development. Engineering and product development consists principally of salaries, quality assurance, documentation and technical support personnel. Engineering and product development expenses increased 6% to $1.6 million in 1998 from $1.5 million in 1997. As a percentage of total net revenue, engineering and product development expenses also increased slightly to 19% of net revenue in 1998 from 18% of net revenue in 1997. This increase is primarily due to normal pay increases and merit raises.

     General and Administrative Expenses. General and administrative expenses consist primarily of staffing and related expenses in the following functional areas: executive offices, finance, legal, information systems, shipping and administration. They also include expenses for rent and facilities, depreciation, and outside services. General and administrative expenses increased 29% to $2.7 million in 1998 from $2.1 million in 1997. This increase was primarily due to the addition of a senior executive, a senior consultant, a full-time contracts administrator, and an assistant in accounts receivable, combined with employee raises of 4% to 5% and employee merit increases.

     Other Income (Expense). Other income (expense) primarily consists of interest expense.

     Extraordinary Item, Net of Applicable Income Taxes. Extraordinary item, net of applicable income taxes was due to the forgiveness in May 1998, of approximately $451,000, net of tax, of debt and interest related to obligations incurred prior to the filing of Raima's bankruptcy petition in June 1994.

     Provision (Benefit) for Income Taxes. Raima reported an income tax benefit of $93,000 in 1998, compared with an income tax provision of $20,000 in 1997. The income tax benefit in 1998 was primarily due to the tax losses in 1998, which Raima believes will be available to offset taxable income related to the extraordinary gain.

     Liquidity and Capital Resources. At December 31, 1998, Raima had working capital of approximately $86,000 and net stockholders equity of approximately $564,000. Excluding the impact of deferred product and support revenue of $873,000, Raima had working capital of approximately $959,000 at December 31, 1998. The deferred product and support revenue of $873,000 at December 31, 1998, reflects a delay in recognition of revenue in accordance with contractual agreements and requires minimal resources of Raima.

     Net cash provided by operating activities was $1,007,000 in 1998, compared to net cash provided by operating activities of $523,000 in 1997.

     Net cash used in investment activities was $153,000 in 1998, and cash used for investment activities was $187,000 in 1997. In each year cash was used by investment activities to purchase property and equipment.

     Net cash used by financing activities was $913,000 in 1998, compared to net cash used by financing activities of $39,000 in 1997. The increase in net cash used by financing activities in 1998 was principally due to the repayment of long-term obligations to creditors in the amount of $1.2 million offset by proceeds from the line of credit in the amount of $114,000. Also, in 1998, cash in the amount of $227,000 was received upon payment of a note from Raima UK, a distributor. In 1997, repayments of notes payable of $272,000 offset by net proceeds from the line of credit of $250,000 and the issuance of common stock, accounted for the cash used by financing activities.

     As of December 31, 1998, Raima's principal sources of liquidity were cash of $406,000 and its line of credit. Raima management believes that expected cash flow from operations and existing cash balances, as well as borrowings under its line of credit will be sufficient to meet Raima's currently anticipated working capital and capital expenditure requirements for at least the next 12 months.

     In April 1998, Raima entered into a loan and security agreement with Silicon Valley Bank, which provided Raima with $2.0 million line of credit, secured by substantially all of Raima's assets. As of December 31, 1998, approximately $364,000 was outstanding under the loan and security agreement. In April of 1999, Raima entered into a new $1.0 million loan revolving agreement with Silicon Valley Bank to replace the $2.0 million loan agreement. This facility bears interest at 1.5% above the prime rate and expires in one year. The loan is secured substantially by all of Raima's assets. The loan agreement is subject to a number of financial and non-financial covenants, including a covenant not to merge with any other entity, which will need to be waived in connection with the merger.

Year 2000 Issues

     Raima utilizes a significant number of computer software programs and operating systems across its entire organization. To the extent that Raima's software applications use source codes that are unable to appropriately recognize the upcoming calendar year 2000, some level of modification, or even replacement of such applications, may be necessary. Accordingly, Raima is reviewing its internal computer programs and systems to prepare for problems associated with the year 2000. Raima is also currently assessing the extent to which its non-information technology systems are not Year 2000 compliant and the remediation required to bring those systems into compliance.

     Raima has taken steps to identify the extent to which the software applications and computer equipment used in its internal operations will need to be modified or replaced to accurately function after January 1, 2000, and has begun the required modification and replacement. Raima believes it will complete the process of making its internal operations Year 2000 compliant in a timely manner. Raima is also currently assessing the extent to which its non-information technology systems are not Year 2000 compliant and the remediation required to bring these systems into compliance.

     Raima has also initiated discussions with third parties with whom it has material relationships to identify and assess the risk posed to Raima by their Year 2000 issues. At this time Raima is unable to estimate the extent of the risk it faces from third parties' failure to effectively address Year 2000 issues.

     Raima presently believes that Year 2000 issues will not pose significant operational problems. However, it is possible that undetected Year 2000 issues, or Year 2000 issues of third parties with whom Raima has material relationships, could have a material adverse effect on Raima's operations or result of operations.

     The discussion of the Raima's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. Raima's ability to achieve Year 2000 compliance and the costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

     Recent Accounting Pronouncements. In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software, and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. Raima has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by SOP 98-1 will be effective for Raima's consolidated financial statements for the fiscal year ending December 31, 1999.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS
133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Raima will adopt SFAS 133 in the first quarter of the fiscal year ending December 31, 2000 and has not yet evaluated the impact of adoption and its effects on the Raima's results of operations, financial position, capital resources or liquidity.


Ownership of Raima Capital Stock

     The following table sets forth certain information regarding the beneficial ownership of Raima common stock as of March 15, 1999, by (1) each person who is known by Raima to own beneficially more than 5% of the Raima Common stock, (2) each director of Raima, (3) each of the executive officers of Raima and (4) by all of Raima's directors and executive officers as a group.

                                                  Shares
                                            Beneficially Owned(1)
                                          -----------------------
                                                      Percent of
                                                      Outstanding
                                            Number      Capital
                                           of Shares   Stock(2)
                                          ----------- -----------
Stephen P. Smith(3)...................     2,788,000        44.7%
Randall L. Merilatt(4)................     1,522,500        24.4%
Wayne L. Warren(5)....................       769,410        12.3%
Steven T. Graves(6)...................       131,400         2.0%
Wayne Dalgardno(7)....................        26,250         *
Thomas R. Clark(8)....................        23,000         *
Laird Foshay(9).......................        75,000         1.1%
William C. Dunn(10)...................        35,000         *
All directors and executive
 officers as a group (8 persons)(11)..     5,380,560        82.3%

 ----------------
  *  Less than 1% of the outstanding shares of Raima common stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares subject to options held by that person that are currently exercisable or exercisable within 60 days of March 15, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except pursuant to applicable community property laws or as indicated in the footnotes of this table, to Raima's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Raima common stock shown as beneficially owned by such stockholder.
 (2) Applicable percentage of ownership for each stockholder is based on 6,199,953 shares of Raima common stock outstanding as of March 4, 1999.
 (3) Includes 28,000 shares of Raima common stock issuable upon exercise of options under the Raima Stock Option Plan.
 (4) Includes 17,000 shares of Raima Common stock issuable upon exercise of options under the Raima Stock Option Plan.
 (5) Includes 16,660 shares of Raima common stock issuable upon exercise of options under the Raima Stock Option Plan.
 (6) Includes 117,950 shares of Raima common stock issuable upon exercise of options under the Raima Stock Option Plan.
 (7) Represents 26,250 shares issuable upon exercise of options under the Raima Stock Option Plan.
 (8) Includes 7,500 shares of Raima common stock issuable upon exercise of options under the Raima Stock Option Plan.
 (9) Represents 75,000 shares issuable upon exercise of options under the Raima Stock Option Plan.
(10) Represents 35,000 shares issuable upon exercise of options under the Raima Stock Option Plan.
(11) Includes 333,360 shares issuable upon exercise of options under the Raima Stock Option Plan.

            CERTAIN RELATIONSHIPS AND RELATED TRANSCTIONS

     Thomas R. Clark, who will be appointed to the board of directors of Centura after the merger, is presently on the board of directors of Raima and has provided consulting services to Raima through Clark Ventures, Inc., an S corporation wholly owned by him and his wife. Services commenced April 5, 1999 and will conclude by the time of the merger, unless extended by Centura.

                PRO FORMA OWNERSHIP OF CENTURA COMMON STOCK

     An aggregate of approximately 5,800,000 shares of Centura common stock (subject to certain adjustments) will be issued to Raima stockholders in the merger.

     It is a condition to the obligation of all parties to close the transaction that the "average Centura trading price," defined as the arithmetic mean of the closing sale price of Centura's common stock on the NASDAQ SmallCap Market for each of the 10 trading days ending on the day immediately preceding the closing, be at least $1.00 per share.
In addition, if the average trading price is $3.00 per share or greater, Raima's stockholders will receive the number of shares (assuming no adjustments) determined by dividing

  o   $17,400,000 by

  o   the average trading price

so that the value of the shares they are issued (using the 10-day average calculation) is no more than $17,400,000.

     Approximately 20% of the consideration payable to the former Raima stockholders will be subject to an escrow which will be available to Centura to satisfy certain indemnification rights under the merger agreement. Approximately one-half of the consideration held in escrow not needed to satisfy pending claims will be released to the former Raima stockholders six months after closing, and the balance not needed to satisfy pending claims will be released one year after closing.

     Based upon the number of shares of Centura common stock issued and outstanding as of March 15, 1999, the Raima common stock outstanding immediately prior to the merger would be converted into, and have voting power with respect to, approximately 16.4% of the combined company's total issue and outstanding shares.

     The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of Centura changes subsequent to March 15, 1999 and prior to the effective time of the merger. There can be no assurance as to the actual capitalization of Centura at the time of the merger or of Centura at any time following the merger.

COMPARISON OF RIGHTS OF HOLDERS OF RAIMA COMMON STOCK AND CENTURA COMMON
                                  STOCK

     This section of the prospectus describes certain differences between the rights of holders of Raima common stock and Centura common stock. While Centura and Raima believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Raima and being a stockholder of Centura.

     As a stockholder of Raima, your rights are governed by the laws of the State of Washington, Raima's restated articles of incorporation and Raima's bylaws. After completion of the merger, you will become a stockholder of Centura. As a Centura stockholder, your rights will be governed by the Delaware General Corporate Law, Centura's certificate of incorporation and Centura's bylaws.

Classes of Common Stock of Raima and Centura

     Both Raima and Centura have only one class of common stock issued and outstanding. Holders of Raima and Centura stock are entitled to one vote for each share held.

Preferred Stock

     Centura is authorized to issue preferred stock, while Raima is not. Centura may issue its preferred stock periodically in one or more series. Centura's board of directors may fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, and liquidation preferences of any unissued series, and the number of shares constituting that series.

     Centura's board of directors may also increase or decrease the number of shares of any series subsequent to the issuance of such series; however, the board may not decrease the number of shares below the number of shares then outstanding within that series.

Cumulative Voting

     At elections for directors, Raima stockholders may cumulate their votes by giving one candidate as many votes as the number of such directors multiplied by the number of their shares, or by distributing such votes on the same principle among any number of candidates.

     Centura does not allow its stockholders to cumulate votes at any election of directors.

Number of Directors

     Raima's restated articles of incorporation and bylaws provide that the number of directors on the board shall be seven. This number may only be changed by amendment of the restated articles of incorporation.

     Centura's bylaws allow the stockholders or the board to set the number of directors within a range from five to nine. The present number of Centura directors is seven. The numbers of the range may be changed, or a definite number may be fixed without allowing for a range, by an amendment to the bylaws adopted by a majority of the stockholders, or by an amendment to the certificate of incorporation.

Removal of Directors

     Centura's stockholders may remove any director or the entire board of directors only for cause by a majority of the stockholders then entitled to vote at an election of directors.

     Raima's stockholders may remove one or more directors, with or without cause, by a majority vote at a stockholder meeting called expressly for that purpose. However, no Raima director may be removed from office (unless the entire board is removed) if the votes cast against his or her removal would be sufficient to elect him or her under cumulative voting.

Filling of Vacancies on the Board of Directors

     Any vacancy created on Raima's board may be filled by a majority vote of the remaining directors, even though less than a quorum. A director of Raima elected to fill a vacancy is elected for the unexpired term of his or predecessor. A vacancy may also be filled by a vote of Raima's stockholders at either an annual meeting or a special meeting called for that purpose.

     A vacancy created on Centura's board may also be filled by a majority vote of the remaining directors, even if less than a quorum, or by a sole remaining director. However, a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting where a quorum is present. A director of Centura so elected holds office until the next annual meeting of stockholders and until a successor is elected and qualified.

     If Centura has no directors in office, then any officer or stockholder or fiduciary of a stockholder may call a special meeting of the stockholders or apply to the Delaware Court of Chancery for a decree ordering an election.

     If the number of directors on the board at the time of filling any vacancy is less than a majority of the whole board, then any stockholder holding at least ten percent of the total outstanding shares entitled to vote may also apply to the Delaware court of Chancery for a decree ordering an election.

Limits on Stockholder Action by Written Consent

     Raima's stockholders may take any action which could be taken at a meeting if all the stockholders entitled to vote sign one or more written consents and deliver them to Raima.

     Centura's stockholders may not take action by written consent in lieu of a meeting. Any actions contemplated by the stockholders must be taken at a duly called annual or special meeting.

Ability to Call Special Meetings

     Raima's chairman of the board, president or board of directors may call special meetings of the stockholders for any purpose. A special meeting must be held if holders of at least 10% of all the votes eligible to be cast on any issue proposed to be considered at the special meeting have signed and delivered to Raima's secretary a written demand for a meeting describing the meeting's purpose.

     Centura's chairman of the board, president or board of directors may call special meetings of the stockholders at any time.

Advance Notice Provisions for Stockholder Nominations and Proposals

     Raima's bylaws provide that the board, chairman of the board, the president, the secretary, or someone under their direction, must give written notice of a meeting to each stockholder entitled to vote no less than 10 nor more than 60 days prior to the meeting for most meetings. However, notice must be given to stockholders no less than 20 days prior to a meeting to act on:

  o   amendment to the articles of incorporation;

  o   a plan of merger or share exchange;

  o the sale, lease, exchange or other disposition of all or substantially all of Raima's assets other than in the regular course of business; or

  o   the dissolution of Raima.

     Any stockholder owning 30% or more of Raima's common stock must be given notice at least 30 days before the meeting.

     The notice must state the place, day and hour of the meeting, and in the case of a special meeting, the purpose of the meeting.

     For Centura, nominations for the election of a director or other business brought before an annual meeting must be:

  o specified in the notice of a meeting given by or at the direction of the board of directors;

  o otherwise properly brought before the meeting by or at the direction of the board of directors, or

  o   otherwise properly brought before the meeting by a stockholder.

     "Properly brought before the meeting by a stockholder" means giving timely notice and using proper form.

     To be timely, the notice must be delivered to or mailed and received by the secretary of the corporation at least 90 days prior to the meeting. If less than 100 days notice or prior public disclosure of the meeting is given or made to stockholders, then the stockholder's notice must be received by the secretary no later than 10 days after the notice or disclosure of the meeting.

     To be in proper form, the notice must include:

  o   relevant names and addresses;

  o representation that the stockholder is a holder of record and will appear in person or by proxy;

  o if applicable, a description of all arrangements or understandings between the stockholder and any nominee;

  o other information required to be in a proxy statement by the SEC had the nominee been nominated or the matter proposed by the board of directors;

  o if applicable, the consent of each nominee to serve as director if elected.

Amendment of Certificate or Articles of Incorporation

      Under Delaware law, a certificate of incorporation of a Delaware corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's certificate of incorporation.

      Centura's certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds (2/3) of the combined voting power of all the then-outstanding shares of Centura entitled to vote is required to alter, amend or repeal:

  o Article 13 of the certificate of incorporation, which does not allow Centura stockholders to take any action by written consent in lieu of a meeting; or

  o Article 14 of the certificate of incorporation, which creates this two-thirds requirement for amending part of the certificate of incorporation.

     The Washington Business Corporation Act authorizes a corporation's board of directors to make various changes of an administrative nature to the corporation's articles of incorporation, including changes of corporate name, changes to the number of outstanding shares in order to effectuate a stock split or stock dividend in the corporation's own shares, and changes to or elimination of provisions with respect to the corporation's stock's par value. Other amendments to a corporation's articles of incorporation must be recommended to the stockholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances, it should make no recommendation, and must be approved by two-thirds (if the corporation is not a public company), or a majority (if the corporation is a public company), of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The articles of incorporation of a corporation other than a public company may provide for a lower percentage of stockholder approval (but not less than a majority of the votes entitled to be cast.

     Raima's restated articles of incorporation provide that any provision in the restated articles may only be repealed or amended by the affirmative vote of at least two-thirds (2/3) of the outstanding common stock of Raima. The board of directors of Raima may not amend the restated articles of incorporation.
Amendment of Bylaws

     Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such powers upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power.

     Accordingly, Centura's certificate of incorporation expressly authorizes the board of directors to make, alter, amend or repeal the bylaws of Centura.

     Under Washington law, stockholders entitled to vote have the power to amend or repeal bylaws or adopt new bylaws. In addition, a corporation's board of directors may also have such power unless (a) the articles of incorporation or Washington law expressly reserve this power to the stockholders or (b) in amending or repealing a particular bylaw, the stockholders expressly provide the board of directors may not amend or repeal that bylaw.

     Raima's board of directors has the power to adopt, amend or repeal the bylaws of Raima, subject to the power of the stockholders to amend or repeal the bylaws. The stockholders of Raima also have the power to adopt, amend or repeal the bylaws.

State Anti-Takeover Statutes

     Centura is subject to Section 203 of the Delaware General Corporation Law, which under certain circumstances may make it more difficult for a person who would be an "Interested Stockholder," as defined in Section 203, of Centura, to effect various business combinations with Centura for a three-year period. Under Delaware law, a corporation's certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Centura's certificate of incorporation and bylaws do not exclude it from the restrictions imposed under Section 203.

Transactions With Officers or Directors.

     The Washington Business Corporation Act sets forth a safe harbor for transactions by a corporation, one of its subsidiaries or any other entity in which it has a controlling interest, respecting which a director has a conflicting interest. Under this provision, a director's conflicting interest transaction may not be enjoined, set aside or give rise to damages because a director has an interest in the transaction if:
(1) it is approved by a majority of qualified directors or a duly empowered committee of qualified directors of the board after required disclosure; (2) it is approved by the affirmative vote of a majority of all qualified shares after required notice and disclosures; or (3) the transaction, judged according to circumstances at the time of commitment, is established to have been fair to the corporation. For purposes of this provision, a "qualified director" is one who does not have (1) a conflicting interest respecting the transaction or (2) a familial, financial, professional or employment relationship with a second director, which relationship would reasonably be expected to exert an influence on the first director's judgment when voting on the transactions. "Qualified shares" are defined generally as shares other than those beneficially owned, or the voting of which is controlled, by a director who has a conflicting interest respecting the transaction.

     The Delaware General Corporation Law provides that contracts or transactions between a corporation and one or more of its officers or directors or an entity in which they have an interest is not void or voidable solely because of such interest or the participation of the director or officer in a meeting of the board or a committee that authorizes the contract or transaction if : (1) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board or the committee, and the board or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors; (2) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the stockholders; or (3) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.

Limitation of Liability of Directors

     The Delaware General Corporation Law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director's fiduciary duty, subject to certain limitations. Centura's certificate of incorporation includes such a provision to the maximum extent permitted by law.

     While this provision provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate that duty. Accordingly, this provision will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The Washington Business Corporation Act permits a corporation to include a provision in its articles of incorporation not inconsistent with law that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for conduct as a director. However such provisions may not eliminate or limit the liability of a director for (1) acts or omissions that involve intentional misconduct or a knowing violation of law by a director, (2) certain conduct involving a transaction in which the director has a conflicting interest, or (3) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

     Raima's restated articles of incorporation also state that its directors will not be liable to Raima or its stockholders for monetary damages for conduct as a director, to the full extent that the Washington Business Corporation Act, as amended, permits the limitation or elimination of the liability of directors.

Indemnification of Directors and Officers

     The Delaware General Corporation Law permits a corporation to indemnify officers and directors for

  o   actions taken in good faith and

  o in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and

  o with respect to any criminal action which they had no reasonable cause to believe was unlawful.

      Centura's bylaws provide for the indemnification of its officers and directors to the maximum extent and in the manner permitted by the General Corporation Law of Delaware. Centura will indemnify each of its directors and officers against:

  o   expenses (including attorneys' fees);

  o   judgments;

  o   fines;

  o   settlements; and

  o other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of Centura.

     Raima's bylaws also provide indemnification for Raima's officers and directors to the full extent permitted by the Washington Business Corporation Act. The Washington Business Corporation Act provides that a corporation may (if authorized in each specific instance) indemnify an individual made a party to a proceeding (for reasonable expenses incurred) because they are or were a director, officer, employee or agent if

  o   they acted in good faith,

  o reasonably believed their conduct was in the best interest of the corporation (if made in their official capacity) or not opposed to the corporation's best interest (in all other cases), and

  o in criminal cases, had no reasonable cause to believe their conduct was unlawful, and provided they are not adjudged liable to the corporation or on the basis that they received any personal benefit improperly.

     However, if authorized by the articles of incorporation, a bylaw adopted or ratified by stockholders, or a resolution adopted or ratified, before or after the event, by the stockholders, a corporation has the power to indemnify a director or officer made a party to a proceeding, or advance or reimburse expenses incurred in a proceeding, without regard to the foregoing limitations, expect that no such indemnification shall be allowed on account of

  o acts or omissions of a director or officer finally adjudged to be intentional misconduct or a knowing violation of the law,

  o conduct of a director or officer finally adjudged to be an unlawful distribution, or

  o any transaction with respect to which it was finally adjudged that such director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled.

     Unless limited by the corporation's articles of incorporation, Washington law requires indemnification if the director or officer is wholly successful on the merits of the action or otherwise. Any indemnification of a director in a derivative action must be reported to the stockholders in writing.

     Raima will indemnify any person who was or is a party or is threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding because he or she is a director or officer of Raima. Raima will indemnify against expenses and fees similar to those against which Centura will indemnify. Raima's indemnification is not exclusive of any other rights to which a person might be entitled as a matter of law or contract.

Certain Anti-Takeover Provisions

     Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

     Centura has created a stockholder rights plan, which provides that each share of common stock outstanding will have the right to purchase a fraction of a share of preferred stock at an exercise price of $60.00. This right will become exercisable if a person

  o   acquires 15% or more of Centura's common stock or

  o announces a tender offer that would result in the person owning 15% or more of Centura's common stock.

     If the right to purchase the preferred stock becomes exercisable, the holder of each right (other than the person whose acquisition triggered the exercisability of the rights) will be entitled to purchase, at the right's then current exercise price, a number of shares of Centura's common stock having a market value of twice the exercise price.

     In addition, if Centura were to be acquired in a merger, or Centura sells more than 50% of its assets or earning power, each right will entitle its holder to purchase, at the right's then current price, common stock of the acquiring company having a market value of twice the exercise price.

     The rights are redeemable by Centura at a price of $.01 per share at any time within 10 days after a person has acquired 15% or more of Centura's common stock. The rights expire on August 3, 2004, unless earlier redeemed by Centura.

                                 LEGAL OPINION

     The validity of the shares of Centura common stock offered by this prospectus will be passed upon for Centura by Orrick, Herrington & Sutcliffe LLP.

                                      EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Centura Software Corporation for the year ended December 31, 1998 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Raima Corporation as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           INCORPORATION BY REFERENCE

      Centura's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed with the Securities and Exchange Commission by Centura pursuant to the Securities Exchange Act of 1934, as amended, is incorporated by reference in this prospectus. A copy of Centura's aforementioned Annual Report on Form 10-K accompanies this prospectus.

                     WHERE YOU CAN FIND MORE INFORMATION

       Centura files reports, proxy statements and other information with the SEC. Copies of Centura's reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza
Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

Citicorp Center
500 West Madison Street
Suite 1400
Chicago, Illinois 60661

Seven World Trade Center
13th Floor
New York, New York 10048

Reports, proxy statements and other information concerning Centura may be inspected at:

                       The National Association of
                       Securities Dealers
                       1735 K Street, N.W.
                       Washington, D.C. 20006



     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at l-800-SEC-0330. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC Website is http://www.sec.gov.

     Centura has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Centura's common stock to be issued to Raima stockholders in the merger. This prospectus constitutes the prospectus of Centura filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

     If you have any questions about the merger, please call Centura at
(650) 596-3400. You may also call Raima at (206) 515-9477.

     This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in our affairs since the date of this prospectus. The information contained in this prospectus with respect to Centura and its subsidiaries was provided by Centura and the information contained in this prospectus with respect to Raima was provided by Raima.

               STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform
Act of 1995 with respect to our financial condition, results of operations and business, and on the expected impact of the merger on Centura's financial performance. Words such as "anticipates,"
"expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

     In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on page 13 of this prospectus.

                                RAIMA CORPORATION
                    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                     Page
                                                                    -------
Report of Independent Accountants.................................    F-2

Consolidated Balance Sheets.......................................    F-3

Consolidated Statements of Operations.............................    F-4

Consolidated Statements of Stockholders' Equity (Deficit).........    F-5

Consolidated Statements of Cash Flows.............................    F-6

Notes to Consolidated Financial Statements........................    F-7

                     Report of Independent Accountants

To the Board of Directors and Stockholders of Raima Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Raima Corporation and its subsidiaries (the "Company") at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
San Jose, California
April 7, 1999, except for Note 10
  which is dated as of April 22, 1999

                                RAIMA CORPORATION
                            CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                     -----------------------
                                                        1998        1997
                                                     ----------- -----------
ASSETS
Current assets:
  Cash and cash equivalents........................    $406,000    $465,000
  Accounts receivable, net.........................   1,800,000   1,969,000
  Notes receivable.................................       3,000     230,000
  0ther current assets.............................     300,000     478,000
                                                     ----------- -----------
    Total current assets...........................   2,509,000   3,142,000

Property and equipment, net........................     437,000     450,000
0ther assets ......................................      77,000     127,000
                                                     ----------- -----------
    Total assets...................................  $3,023,000  $3,719,000
                                                     =========== ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Line of credit...................................    $364,000    $250,000
  Debt under reorganization plan...................          --   2,038,000
  Accounts payable.................................     462,000     298,000
  Accrued liabilities..............................     536,000     433,000
  Deferred revenue.................................     873,000     830,000
  Income taxes payable.............................     188,000       5,000
                                                     ----------- -----------
    Total current liabilities......................   2,423,000   3,854,000

Deferred income taxes..............................      36,000      31,000

Commitments (Note 5)

Stockholders' equity (deficit):
  Preferred Stock, $.01 par value; 2,000,000
   shares authorized; none issued and
   outstanding.....................................          --          --
  Common Stock, no par value; 10,000,000 shares
   authorized; 6,157,838 and 6,106,713
   issued and outstanding..........................   2,257,000   2,036,000
  Unearned compensation............................    (640,000)   (825,000)
  Accumulated deficit..............................  (1,053,000) (1,377,000)
                                                     ----------- -----------
    Total stockholders' equity (deficit)...........     564,000    (166,000)
                                                     ----------- -----------
    Total liabilities and stockholders'
     equity (deficit)..............................  $3,023,000  $3,719,000
                                                     =========== ===========

    The accompanying notes are an integral part of these consolidated financial statements.

                                RAIMA CORPORATION
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended December 31,
                                         -----------------------------------
                                            1998        1997        1996
                                         ----------- ----------- -----------
                                                                 (unaudited)
Net revenues:
  License fees.......................... $6,314,000  $7,552,000  $5,892,000
  Service and other.....................  2,270,000   1,061,000     879,000
                                         ----------- ----------- -----------
    Net revenues........................  8,584,000   8,613,000   6,771,000
                                         ----------- ----------- -----------

Cost of revenues:
  License fees..........................     96,000     167,000     128,000
  Service and other.....................  1,170,000     769,000     611,000
                                         ----------- ----------- -----------
    Cost of revenues....................  1,266,000     936,000     739,000
                                         ----------- ----------- -----------
Gross profit............................  7,318,000   7,677,000   6,032,000
                                         ----------- ----------- -----------

Operating expenses:
  Research and development..............  1,648,000   1,548,000   1,346,000
  Sales and marketing...................  3,054,000   3,619,000   2,637,000
  General and administrative............  2,729,000   2,116,000   2,112,000
                                         ----------- ----------- -----------
    Total operating expenses............  7,431,000   7,283,000   6,095,000
                                         ----------- ----------- -----------
Operating income (loss).................   (113,000)    394,000     (63,000)

Interest income.........................      7,000      34,000      37,000
Interest expense .......................   (123,000)    (65,000)    (97,000)
Other income (expense), net.............      9,000     (20,000)    (28,000)
                                         ----------- ----------- -----------
Income (loss) before income taxes
  and extraordinary item................   (220,000)    343,000    (151,000)
Provision (benefit) for income taxes....    (93,000)     20,000       7,000
                                         ----------- ----------- -----------
Income (loss) before extraordinary item.   (127,000)    323,000    (158,000)

Extraordinary item, net of applicable
 income taxes...........................    451,000         --          --
                                         ----------- ----------- -----------
Net income (loss).......................   $324,000    $323,000   ($158,000)
                                         =========== =========== ===========

    The accompanying notes are an integral part of these consolidated financial statements.

                                RAIMA CORPORATION
                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                              Total
                                             Common Stock                      Accumu-    Stockholders'
                                       -----------------------   Unearned       lated         Equity
                                         Shares      Amount    Compensation    Deficit      (Deficit)
                                       ---------- ------------ ------------- ------------ --------------

Balance at December 31, 1995
  (unaudited)......................... 5,893,831   $1,326,000     ($788,000) ($1,542,000)   ($1,004,000)
Exercise of Common Stock options
  (unaudited).........................    14,869         --           --            --           --
Unearned compensation (unaudited).....       --       185,000      (185,000)        --           --
Amortization of unearned compensation
  (unaudited).........................       --          --         281,000         --          281,000
Net loss (unaudited)..................       --          --           --        (158,000)      (158,000)
                                       ---------- ------------ ------------- ------------ --------------
Balance at December 31, 1996.......... 5,908,700    1,511,000      (692,000)  (1,700,000)      (881,000)

Exercise of Common Stock options......   198,013        2,000         --            --            2,000
Unearned compensation.................       --       523,000      (523,000)        --           --
Amortization of unearned compensation.       --          --         390,000         --          390,000
Net income............................       --          --           --         323,000        323,000
                                       ---------- ------------ ------------- ------------ --------------
Balance at December 31, 1997.......... 6,106,713    2,036,000      (825,000)  (1,377,000)      (166,000)

Exercise of Common Stock options......    51,125        1,000         --            --            1,000
Unearned compensation.................       --       220,000      (220,000)        --           --
Amortization of unearned compensation.       --          --         405,000         --          405,000
Net income............................       --          --           --         324,000        324,000
                                       ---------- ------------ ------------- ------------ --------------
Balance at December 31, 1998.......... 6,157,838   $2,257,000     ($640,000) ($1,053,000)      $564,000
                                       ========== ============ ============= ============ ==============

    The accompanying notes are an integral part of these consolidated financial statements.

                               RAIMA CORPORATION
                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended December 31,
                                               ---------------------------------
                                                  1998        1997       1996
                                               ----------- ---------- ----------
                                                                      (unaudited)
Cash flows from operating activities:
  Income (loss) before extraordinary item.....  ($127,000)  $323,000  ($158,000)
  Adjustments to reconcile net income (loss)
   before extraordinary item to net cash
   provided by (used in) operating activities:
    Depreciation and amortization.............    166,000    226,000    183,000
    Provision for doubtful accounts...........    267,000     73,000     67,000
    Amortization of unearned compensation.....    405,000    390,000    281,000
    Deferred federal income taxes.............     31,000   (115,000)   (38,000)
    Litigation settlement and other...........        --          --     96,000
    Changes in current assets and
     liabilities:
      Accounts receivable.....................    (98,000)  (231,000)  (570,000)
      Other current assets....................    152,000    (99,000)   (39,000)
      Other assets............................     50,000    (30,000)    17,000
      Accounts payable and accrued
       liabilities............................    267,000   (198,000)  (102,000)
      Income tax payable......................   (149,000)   (25,000)    18,000
      Deferred revenue........................     43,000    209,000    149,000
                                               ----------- ---------- ----------
        Net cash provided by (used in)
          operating activities................  1,007,000    523,000    (96,000)
                                               ----------- ---------- ----------

Cash flows from investing activities:
  Purchase of property and equipment..........   (153,000)  (187,000)  (307,000)
                                               ----------- ---------- ----------
        Net cash used in investing activities.   (153,000)  (187,000)  (307,000)
                                               ----------- ---------- ----------

Cash flows from financing activities:
  Notes receivable, net.......................    227,000         --    (30,000)
  Net proceeds from (repayment of) line
   of credit..................................    114,000    250,000         --
  Proceeds from issuance of common stock......      1,000      2,000         --
  Net borrowing (repayment) of notes payable..        --    (272,000)   (50,000)
  Repayment of pre-petition debt.............. (1,255,000)   (19,000)   (82,000)
                                               ----------- ---------- ----------
        Net cash used in financing activities.   (913,000)   (39,000)  (162,000)
                                               ----------- ---------- ----------
Net increase (decrease) in cash and cash
 equivalents..................................    (59,000)   297,000   (565,000)
Cash and cash equivalents at beginning
 of year......................................    465,000    168,000    733,000
                                               ----------- ---------- ----------
Cash and cash equivalents at end of year......   $406,000   $465,000   $168,000
                                               =========== ========== ==========

Supplemental cash flow information:
  Cash paid for income taxes..................    $18,000    $10,000    $27,000
                                               =========== ========== ==========

  Cash paid for interest......................    $72,000     $3,000     $8,000
                                               =========== ========== ==========

    The accompanying notes are an integral part of these consolidated financial statements.

                                RAIMA CORPORATION
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

     Raima Corporation and subsidiaries (the "Company") was incorporated on November 12, 1982 in the State of Washington. The Company designs, markets, and supports database management software products. The Company also provides customers with training, telephone support and consulting services.

     The Company's customers are involved in information management technology in a wide variety of industries and are located in the United States and abroad.

Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vista Development Corporation, Raima Deutschland GmbH, Raima ANZ and Raima International Sales
Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Reorganization presentation

     The accompanying consolidated financial statements are presented in accordance with Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, which provides guidance for financial reporting for companies in reorganization. On November 12, 1996, the Bankruptcy Court confirmed the Company's
Chapter 11 Plan of Reorganization and the Company emerged as a reorganized debtor. Pre-petition liabilities subject to compromise have been classified according to the repayment schedule as stated in the Company's reorganization plan. In 1998, the settlement of the pre-petition liabilities resulted in an extraordinary gain of $451,000, net of applicable income taxes of $332,000.

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

     The Company receives licensing fees from certain resellers (including original equipment manufactures) under product licensing arrangements. Revenues from these resellers are recognized upon shipment of product, if collection of the resulting receivable is probable and no ongoing vendor obligation exists. If an ongoing vendor obligation exists, revenue is deferred based on vendor-specific objective evidence of the undelivered element. If vendor-specific objective evidences does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered. Provisions for sales returns are provided at the time of revenue recognition based upon estimated returns. Service revenues from customer maintenance fees for ongoing customer support and product updates, including maintenance bundled with software licenses, is recognized ratably over the period of the contract. Revenue from other services, including consulting and training, are recognized as performed.

     During 1998, the Company has recognized revenues in accordance with Statement of Position No. 97-2 ("SOP 97-2"), "Software Revenue Recognition." Prior to 1998, the Company recognized revenues in accordance with Statement of Position No. 91-1, "Software Revenue Recognition." In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 98-9
("SOP 98-9"), "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." The provisions of SOP 98-9 will be adopted for transactions entered into during the fiscal year beginning January 1, 1999.

Cash equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Management believes the Company deposits cash and cash equivalents with high credit quality financial institutions.
At December 31, 1997, restricted cash of $250,000 is invested in a certificate of deposit, classified as a current asset, and represents collateral for the line of credit.

Concentration of credit risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. The Company's accounts receivable are derived from revenue earned from customers located in the United States and abroad. The Company generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

     At December 31, 1998, one customer accounted for 15% of total accounts receivable.

Capitalized software development costs

     All costs incurred to establish the technological feasibility of software to be sold, leased or otherwise marketed are expensed as research and development costs. Costs incurred subsequent to the establishment of technological feasibility, and prior to the general availability of the product to the public are capitalized. The Company defines technological feasibility as the establishment of a working model which typically occurs when the beta testing commences. The Company's policy is to amortize the capitalized software costs on a product by product basis using the greater of (a) the ratio that current period gross revenues for the product bear to the total of current period and estimated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product at the beginning of the period, which is generally four years.

     Amortization of capitalized computer software development costs is provided over an estimated useful life of 48 months. At December 31, 1998 and 1997, all capitalized software was fully amortized.

Property and equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets.

Long-lived assets

     The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Fair value of financial instruments

     The Company's financial instruments, including cash, cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Comprehensive income

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

Foreign currency

     The functional currency of the Company's subsidiaries is the local currency. The balance sheet accounts are translated into United States dollars at the exchange rates prevailing at the balance sheet dates. Revenues, costs and expenses are translated into United States dollars at average rates for the periods. Gains and losses resulting from translation are accumulated as a component of stockholder's equity (deficit) and were not significant during any of the periods presented. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during any of the period presented.

Stock-based compensation

     The Company accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company provides footnote disclosure of the pro forma net income and related disclosures based on the fair value method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"). Had compensation cost for the Company's option plans been determined based on the fair value at the grant date as prescribed in SFAS 123, the Company's pro forma net losses would not be materially different from that reported in 1998, 1997 and 1996 (unaudited).

Recent accounting pronouncements

     In March 1998, the American Institute of Certified Public Accountants issued SOP No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments, embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The company must adopt this standard no later than the first quarter of fiscal year 2000. To date, the company has not engaged in hedging activities.

NOTE 2 - BALANCE SHEET COMPONENTS:

                                               December 31,
                                          -----------------------
                                             1998        1997
                                          ----------- -----------
Allowance for doubtful accounts:
  Balance at beginning of period........    $146,000    $100,000
  Charged to costs and expenses.........     267,000      73,000
  Deductions............................    (272,000)    (27,000)
                                          ----------- -----------
                                            $141,000    $146,000
                                          =========== ===========

Property and equipment, net:
  Computer equipment, furniture and
    fixtures............................    $912,000    $759,000
  Leasehold improvements................      37,000      37,000
                                          ----------- -----------
                                             949,000     796,000
  Less: Accumulated depreciation and
    amortization........................    (512,000)   (346,000)
                                          ----------- -----------
                                            $437,000    $450,000
                                          =========== ===========

Accrued liabilities:
  Payroll and related...................    $408,000    $400,000
  Other.................................     128,000      33,000
                                          ----------- -----------
                                            $536,000    $433,000
                                          =========== ===========

NOTE 3 - INCOME TAXES:

     The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carryforwards. Deferred tax assets or liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

Operating income before income taxes are attributable to the following jurisdictions:

                                               Year Ended December 31,
                                          -----------------------------------
                                             1998        1997        1996
                                          ----------- ----------- -----------
                                                                  (unaudited)
United States...........................   ($123,000)   $394,000    ($63,000)
Foreign.................................      10,000         --          --
                                          ----------- ----------- -----------
                                           ($113,000)   $394,000    ($63,000)
                                          =========== =========== ===========

The provision (benefit) for income taxes consists of the following:

                                               Year Ended December 31,
                                          -----------------------------------
                                             1998        1997        1996
                                          ----------- ----------- -----------
                                                                  (unaudited)
Current.................................   ($124,000)   $135,000     $36,000
Deferred................................      31,000    (115,000)    (29,000)
                                          ----------- ----------- -----------
                                            ($93,000)    $20,000      $7,000
                                          =========== =========== ===========

Deferred tax assets and liabilities consist of the following:

                                               December 31,
                                          -----------------------
                                             1998        1997
                                          ----------- -----------
Deferred tax assets:
  Operating lease claim................       $  --     $111,000
  Accruals and reserves................       85,000     112,000
                                          ----------- -----------
                                              85,000     223,000

Deferred tax liabilities:
  Depreciation.........................      $36,000     $31,000
                                          ----------- -----------
Net deferred tax assets................       49,000     192,000
Valuation allowance....................          --     (112,000)
                                          ----------- -----------
                                             $49,000     $80,000
                                          =========== ===========

     The Company provides a valuation allowance for deferred tax assets when it is more likely then not, based on available evidence, that some portion or all of the deferred assets will not be realized. In 1997, the deferred income tax benefit reflects a reduction of the valuation allowance applied against the operating lease claim based upon a proposed settlement and resulting deductibility of a significant portion of this liability. 1997 reflects a valuation allowance against the accruals and reserves due to uncertainty as to the future realization.

     Statutory rate reconciliation:

                                               Year Ended December 31,
                                          -----------------------------------
                                             1998        1997        1996
                                          ----------- ----------- -----------
                                                                  (unaudited)
Pretax book income (loss) including
  extraordinary gain....................    $563,000    $343,000   ($151,000)
                                          =========== =========== ===========

Statutory rate at 34%...................     191,000     114,000     (51,000)
Change in valuation allowance...........    (112,000)   (247,000)    (61,000)
Permanent differences...................      19,000      18,000      24,000
Stock compensation......................     138,000     135,000      95,000
Other...................................       3,000         --          --
                                          ----------- ----------- -----------
                                            $239,000     $20,000      $7,000
                                          =========== =========== ===========

NOTE 4 - BORROWINGS:

Line of credit

     At December 31, 1998, the Company had a $2,000,000 revolving line of credit with Silicon Valley Bank. The line of credit is supported by a loan agreement, including certain financial covenants. Compliance shall be determined on a monthly basis. The company was in compliance with these debt covenants at December 31, 1998. Borrowings under the terms of the line of credit are secured by substantially all of the Company's assets. Interest is computed based on the bank's prime rate (7.75% at December 31, 1998) plus 2.5% per annum. The line of credit expires in April 2000. Total borrowings at December 31, 1998 were $364,000.

     At December 31, 1997, the Company had a $300,000 revolving line of credit with Silicon Valley Bank. The line of credit is supported by a loan agreement which provides, among other matters, certain restrictive covenants, including limitations on additional borrowings, restrictions as to dividend payments, and the maintenance of certain ratios. Borrowings under the terms of the line of credit are secured by substantially all of the Company's assets, including a certificate of deposit equal to the amount advanced. Interest is computed based upon the bank's prime rate (8.5% at December 31, 1997) and is payable monthly. The line of credit expired on August 27, 1998.

     The Company's compliance with the loan agreement's financial covenant structure determines the applicable interest rate and maximum borrowing under the terms of the agreement. At December 31, 1997, the Company was not in compliance with the financial covenants provided in the loan agreement.

     Debt under reorganization plan

                                                           December 31,
                                                      -----------------------
                                                         1998        1997
                                                      ----------- -----------
Notes payable - shareholders, including accrued
  interest at 9% per annum. These notes are payable
  according to the Company's reorganization plan.....     $  --      $29,000

Pre-petition liabilities, including accrued
  interest at 7% per annum. Unpaid liabilities
  and accrued interest are payable according to
  the Company's reorganization plan..................        --    2,009,000

                                                      ----------- -----------
                                                          $  --   $2,038,000
                                                      =========== ===========

NOTE 5 - COMMITMENTS:

Leases

     The Company leases office space under a 36 month noncancelable operating lease. Rent expense for the year ended December 31, 1998, 1997, and 1996 (unaudited) was $365,000, $356,000 and $339,000, respectively. The terms of the facility lease provided for free rent periods during the lease term. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

     Future minimum lease payments under the facility lease are as follows:

Year Ending December 31,
   1999...............................................  $383,000
   2000...............................................    64,000
                                                      -----------
                                                        $447,000
                                                      ===========

NOTE 6 - SEGMENT INFORMATION:

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company identifies its operating segments based on business activities, management responsibility and geographical location. Through December 31, 1998, foreign operations have not been significant. The Company has determined that its reportable segments are licensed software and related maintenance distributed under Raima Corporation and consulting services performed under its wholly owned subsidiary, Vista Development Corporation. The following summarizes information about each reporting segment.

                               Raima       Vista    Elimination    Total
                            ----------- ----------- ----------- -----------
1998:
 Revenues................   $6,272,000  $2,408,000    ($96,000) $8,584,000
 Operating income (loss).      (17,000)         --     (96,000)   (113,000)
 Assets...................   2,589,000     434,000          --   3,023,000


1997:
 Revenues................   $7,551,000  $1,431,000   ($369,000) $8,613,000
 Operating income (loss).      815,000     (52,000)   (369,000)    394,000
 Assets...................   3,408,000     311,000          --   3,719,000


1998:
 Revenues................   $5,891,000  $1,317,000   ($437,000) $6,771,000
 Operating income (loss).      112,000     262,000    (437,000)    (63,000)
 Assets...................   2,761,000     311,000          --   3,072,000

     Total export sales were 20%, 20% and 15% (unaudited) of total revenues during the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 7 - STOCK OPTION PLANS:

     In November 1991, the Company adopted the 1991 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 3,500,000 shares of Common Stock for issuance under the Plan.

     Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable immediately subject to repurchase options held by the Company which lapse over a maximum period of ten years at such times and under such conditions as determined by the Board of Directors. Options granted under the Plan accelerate upon a change in control of the Company, as defined. To date, options granted generally vest over four years.

                                               1998                  1997                 1996
                                      --------------------- -------------------- --------------------
                                                  Weighted             Weighted             Weighted
                                                   Average              Average              Average
                                                  Exercise             Exercise             Exercise
                                        Shares      Price     Shares     Price     Shares     Price
                                      ----------- --------- ---------- --------- ---------- ---------
                                                                                     (unaudited)
Options outstanding at January 1....   1,644,756     $0.02  1,618,644     $0.03  1,637,322     $0.03
  Options granted below fair value..     220,875      0.01    377,000      0.01    268,500      0.01
  Options exercised.................     (51,125)     0.01   (198,013)     0.01    (14,869)     0.01
  Options canceled..................    (421,825)     0.05   (152,875)     0.02   (272,309)     0.03
                                      -----------           ----------           ----------
Outstanding at December 31..........   1,392,681      0.01  1,644,756      0.02  1,618,644      0.03
                                      ===========           ==========           ==========

                 Options Outstanding at      Options Exercisable at
                    December 31, 1998           December 31, 1998
          ---------------------------------- ----------------------
                       Weighted
                        Average    Weighted               Weighted
Range of               Remaining   Average                Average
Exercise    Number    Contractual  Exercise    Number     Exercise
  Price   Outstanding    Life       Price    Exercisable   Price
--------- ----------- ----------- ---------- ----------- ----------
   $0.01   1,356,806        7.20      $0.01     727,526      $0.01
    0.20      35,875        3.98       0.20      35,875       0.20
          -----------                        -----------
           1,392,681        7.12       0.01     763,401       0.02
          ===========                        ===========

     The Company calculated the fair value of each option grant on the date of grant using the method with the following assumptions: dividend yield at 0%; weighted average expected option term of four years; risk free interest rate of 4.98% to 5.62% and 5.70% to 6.66% for the year ended December 31, 1998 and 1997, respectively. The weighted average fair value of options granted during 1998 and 1997 was less than $0.01, respectively.

NOTE 8 - UNEARNED COMPENSATION:

     In connection with certain stock option grants during the years ended December 31, 1998, 1997 and 1996 (unaudited) the Company recorded $220,000, $523,000 and $185,000, respectively, of unearned compensation representing the difference between the deemed fair value by the Company of the common stock on the date of grant and the option exercise price on the date of grant. Unearned compensation will be amortized over the four year vesting period of the options. During the years ended December 31, 1998, 1997 and 1996 (unaudited), $405,000, $390,000 and $281,000, respectively, of unearned compensation was recognized as expense. The fair market value of the options is determined by the Company on the date of grant. In determining the fair market value on each grant date, the Company considered, among other things, the Company's absolute and relative level of revenues and other operating results, the absence of a public trading market for the Company's securities, the intensely competitive nature of the Company's market and the appreciation of stock values of a number of generally comparable companies.

NOTE 9 - EMPLOYEE BENEFIT PLANS:

     The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions made by the Company are determined annually by the Board of Directors. Employer contributions under this plan amounted to $36,000, $27,000 and $0 for the years ended December 31, 1998, 1997, and 1996 (unaudited), respectively.

NOTE 10 - SUBSEQUENT EVENTS:

     On March 15, 1999, the Company entered into an agreement, subject to shareholder approval, with Centura Software Corporation ("Centura") to be acquired for 5.8 million shares of Centura's common stock. The transaction is expected to close on or before June 7, 1999 and will be accounted for under the purchase method of accounting.

     On April 22, 1999, the Company entered into an agreement with Meridian Partners, Ltd. to sell certain assets of Vista Development Corporation for approximately $1.4 million. The assets sold primarily consist of existing consulting contracts with a historical value of zero at December 31, 1998. Revenue from the contracts included in services and other in the statement of operations were $1,000,000, $262,000 and $100,000 for the years ended December 31, 1998, 1997 and 1996 (unaudited), respectively.

                                                           Annex B


               TITLE 23B. WASHINGTON BUSINESS CORPORATION ACT
                     CHAPTER 23B.13.  DISSENTERS' RIGHTS

  23B.13.010. Definitions

   As used in this chapter:

      (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

      (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under the Revised Code of Washington, or RCW, 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

      (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

      (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

      (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

      (7) "Shareholder" means the record shareholder or the beneficial shareholder.

  23B.13.020. Right to dissent

      (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

         (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

         (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

         (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

      (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW
25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

      (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

         (a) The proposed corporate action is abandoned or rescinded;

         (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

         (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

  23B.13.030. Dissent by nominees and beneficial owners

      (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

      (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

         (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

  23B.13.200. Notice of dissenters' rights

      (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

      (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after [the] effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

  23B.13.210. Notice of intent to demand payment

      (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

      (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

  23B.13.220. Dissenters' notice

      (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

      (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

         (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

         (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

         (e) Be accompanied by a copy of this chapter.

  23B.13.230. Duty to demand payment

      (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

      (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

      (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

  23B.13.240. Share restrictions

      (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

      (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

  23B.13.250. Payment

      (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

      (2) The payment must be accompanied by:

         (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         (b) An explanation of how the corporation estimated the fair value of the shares;

         (c) An explanation of how the interest was calculated;

         (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

         (e) A copy of this chapter.

  23B.13.260. Failure to take action

      (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

      (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

  23B.13.270. After-acquired shares

      (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

      (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

  23B.13.280. Procedure if shareholder dissatisfied with payment or offer

      (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

         (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

         (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

         (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

      (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

  23B.13.300. Court action

      (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

      (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

      (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

  23B.13.310. Court costs and counsel fees

      (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

         (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

      (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                     PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

     Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

     Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

     Article Tenth of the Registrant's Certificate of Incorporation (incorporated by reference herein) provides for indemnification of directors, officers and other persons as follows:

      "To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

      Article VI of the Registrant's Bylaws (incorporated by reference herein) provides that:

      "Indemnification of Directors and Officers. The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this
      Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation."

     "Indemnification of Others. The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' Fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.9, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation,
(ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation."

     "Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware."

     Centura has obtained directors' and officers' liability insurance covering, subject to certain exceptions, actions taken by Centura's directors and officers in their capacities as such.

Item 21. Exhibits and Financial Statement Schedules.

     (a) The following exhibits are filled herewith or incorporated herein by reference:

  Exhibit
    No.                             Description
----------- -----------------------------------------------------------
2.1(1)      Agreement and Plan of Reorganization, dated as of March 15, 1999, by and among the Registrant, Centura Subsidiary Corporation and
            Raima Corporation (included as Annex A to the Prospectus included as part of this Registration Statement).

3.1(1)      Certificate of Incorporation of the Registrant.

3.2(1)      Bylaws of the Registrant

4.1(13) Preferred Shares Rights Agreement, dated as of August 3, 1994, between the Registrant and Chemical Trust Company of California, including the Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights, attached thereto as Exhibit A, B and C, respectively.

4.2(17)     Amendment to Preferred Shares Rights Agreement effective February
            27, 1998.

5.1 Opinion of Orrick, Herrington & Sutcliffe LLP regarding legality of securities being registered.

10.1(3)     Form of Directors' and Officers' Indemnification Agreement.

10.2(4)(5)  1986 Incentive Stock Option Plan, as amended, and forms of agreements thereunder.

10.3(3)     1991 United Kingdom Sub Plan and forms of agreements thereunder.

10.4(3) 1992 Employee Stock Purchase Plan and forms of agreements thereunder, as amended on September 24, 1996.

10.5(3)* 1992 Directors' Stock Option Plan and forms of agreements thereunder.

10.8(3)     Lease Agreement dated February 4, 1992 between Registrant and
            Bohannon Associates.

10.9(6)     1996 Executive Officers' Compensation Plan.

10.12(3)    Forms of License Agreements.

10.14(2) 1995 Stock Option Plan and forms of agreements thereunder, as amended on September 24, 1996.

10.16(7) Note Purchase Agreement dated March 31, 1996 between the Company and Computer Associates International, Inc.

10.17(8)*   Executive Employment Agreement dated April 10, 1996 between the
            Company and Sam M. Inman III.

10.18(9)*   Loan Agreement Secured by Property and Securities dated August 31,
            1996 between the Company and Earl and Ann Stahl.

10.19(2)*   1996 Directors' Stock Option Plan and forms of agreements
            thereunder.

10.20(2) Stipulation of Settlement dated July 19, 1996, in regards to the Registrant's securities litigation between plaintiff's settlement counsel and the Registrant's counsel, including exhibits thereto, and related Final Judgment and Order of Dismissal dated September
            30, 1996.

10.21(14)   Distributorship Agreement dated January 6, 1997, between the
            Registrant and InfoSpinner, Inc.

10.22*      Intentionally omitted.

10.23(15)   Factoring Agreement dated June 26, 1997, between Centura Software
            Corporation and Pacific Business Funding Corporation.

10.24(15)   Warrant to Purchase Common Stock issued June 30, 1997 by Centura
            Software Corporation to Sand Hill Capital.

10.25(15)*  1997 Executive Retention Program.

10.26(16)   Lease Agreement, dated October 14, 1996, between Westport
            Investment and the Registrant.

10.27(17)*  Letter Agreement dated November 5, 1997 between the Registrant and
            Hickey & Hill Incorporated, and form of Nonstatutory Stock Options issued to new Executives.

10.28(17)*  Settlement Agreements and Mutual Releases between the Registrant and Sam M. Inman, III and between the Registrant and Earl Stahl.

10.29(17)   Loan and Security Agreement dated January 19, 1998 between the
            Registrant and Coast Business Credit, a division of Southern
            Pacific Bank.

10.30(17)   Common Stock and Warrant Purchase Agreement dated February 27,
            1998 between the Registrant and certain Purchasers of the
            Registrant's Common Stock.

10.31(17)   Note Conversion Agreement dated February 27, 1998 between the
            Registrant and Newport Acquisition Company No. 2, LLC.

10.32(17)   Warrant Purchase Agreement dated February 27, 1998 between the
            Registrant and Computer Associates International, Inc.

10.33(17)   Investor Rights Agreement dated February 27, 1998 between the
            Registrant and Newport Acquisition Company No. 2, LLC.

10.34(17)   Common Stock Purchase Warrants issued to Rochon Capital Group,
            Ltd. On February 27, 1998.

10.35(17)*  1998 Employee Stock Option Plan and form of Nonstatutory Option
            Agreements thereunder.

10.36(18)   Amendment to Investor Rights Agreement dated February 27, 1998 between the Registrant and Newport Acquisition Company No. 2, LLC.

11.1(14)    Statement regarding computation of per share earnings.

23.1        Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit
            5.1).

23.2(1) Consent of PricewaterhouseCoopers LLP, with respect to financial statements of the Registrant.

23.3(1) Consent of PricewaterhouseCoopers LLP, with respect to financial statements of Raima Corporation.

24.1(1)     Power of Attorney (included on the signature page of this Form
            S-4).

_______________________________
      *     Management Compensatory Plan or Arrangement.

    (1)     Previously filed.

    (2) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

    (3) Incorporated by reference from the Company's Registration Statement on Form S-1 (No. 33-55566), declared effective by the Commission on February 4, 1993.

    (4) Incorporated by reference from the Company's Registration Statement on Form S-8 (No. 33-62194) filed with the Commission on May 5, 1993.

    (5) Incorporated by reference from the Company's Registration Statement on Form S-8 (No. 33-83850) filed with the Commission on September 9, 1994.

    (6) Incorporated by reference from the Company's Annual Report on Form 10-Q for the year ended December 31, 1995.

    (7) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

    (8) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

    (9) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

   (10) Incorporated by reference from the Company's Current Report on Form 8-K dated July 2, 1993.

   (11) Incorporated by reference from the Company's Current Report on Form 8-K dated October 11, 1995, as amended by Amendment No. 1 dated October 25, 1995 (Form 8-K/A).

   (12) Incorporated by reference from the Company's Current Report on Form 8-K dated January 8, 1996.

   (13)     Incorporated by reference from the Company's Registration
            Statement on Form 8-A filed with the Commission on August 10, 1994.

   (14) Incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form S-4 filed with the Commission on March 10, 1997.

   (15) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

   (16) Incorporated by reference from the Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1997.

   (17) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

   (18) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.


Item 22. Undertakings

The undersigned Registrant hereby undertakes:

     (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of this registration statement through the date of responding to such request; and

     (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California, on May 12, 1999.

                                        CENTURA SOFTWARE CORPORATION



                                      By: /s/  Scott R. Broomfield
                                           --------------------------
                                              Scott R. Broomfield
                                   President, Chief Executive Officer
                                   and Chairman of the Board of
                                   Directors
                                   (Principal Executive Officer)


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on May 12, 1999.

Signature                 Title                               Date
------------------------  ----------------------------------  -----------------
/s/ Scott R. Broomfield*  President, Chief Executive Officer
------------------------  and Chairman of the Board of
    Scott R. Broomfield   Directors (Principal Executive
                          Officer)


/s/ John W. Bowman*       Executive Vice President, Finance
------------------------  and Operations and Chief Financial
    John W. Bowman        Officer (Principal Financial
                          Officer)


/s/ Richard Lucien        Vice President, Finance and
------------------------  Operations (Principal Accounting
    Richard Lucien        Officer)


/s/ Peter Micchiche*      Director
------------------------
    Peter Micchiche


/s/ Earl M. Stahl*        Director
------------------------
    Earl M. Stahl


/s/ Philip Koen, Jr.*     Director
------------------------
    Philip Koen, Jr.


/s/ Jack King*            Director
------------------------
Jack King

*By:  /s/ Richard Lucien
    ------------------------
      Richard Lucien
      Attorney-in-fact

                                   EXHIBIT INDEX

 Exhibit
   No.                                Description
---------- -----------------------------------------------------------------
2.1(1)     Agreement and Plan of Reorganization, dated as of March 15, 1999, by and among the Registrant, Centura Subsidiary Corporation and
           Raima Corporation (included as Annex A to the Prospectus included as part of this Registration Statement).

3.1(1)     Certificate of Incorporation of the Registrant.

3.2(1)     Bylaws of the Registrant

4.1(13) Preferred Shares Rights Agreement, dated as of August 3, 1994, between the Registrant and Chemical Trust Company of California, including the Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights, attached thereto as Exhibit A, B and C, respectively.

4.2(17)    Amendment to Preferred Shares Rights Agreement effective February
           27, 1998.

5.1 Opinion of Orrick, Herrington & Sutcliffe LLP regarding legality of securities being registered.

10.1(3)    Form of Directors' and Officers' Indemnification Agreement.

10.2(4)(5) 1986 Incentive Stock Option Plan, as amended, and forms of agreements thereunder.

10.3(3)    1991 United Kingdom Sub Plan and forms of agreements thereunder.

10.4(3) 1992 Employee Stock Purchase Plan and forms of agreements thereunder, as amended on September 24, 1996.

10.5(3)* 1992 Directors' Stock Option Plan and forms of agreements thereunder.

10.8(3)    Lease Agreement dated February 4, 1992 between Registrant and
           Bohannon Associates.

10.9(6)    1996 Executive Officers' Compensation Plan.

10.12(3)   Forms of License Agreements.

10.14(2) 1995 Stock Option Plan and forms of agreements thereunder, as amended on September 24, 1996.

10.16(7) Note Purchase Agreement dated March 31, 1996 between the Company and Computer Associates International, Inc.

10.17(8)*  Executive Employment Agreement dated April 10, 1996 between the
           Company and Sam M. Inman III.

10.18(9)*  Loan Agreement Secured by Property and Securities dated August 31,
           1996 between the Company and Earl and Ann Stahl.

10.19(2)*  1996 Directors' Stock Option Plan and forms of agreements thereunder.

10.20(2) Stipulation of Settlement dated July 19, 1996, in regards to the Registrant's securities litigation between plaintiff's settlement counsel and the Registrant's counsel, including exhibits thereto, and related Final Judgment and Order of Dismissal dated September
           30, 1996.

10.21(14)  Distributorship Agreement dated January 6, 1997, between the
           Registrant and InfoSpinner, Inc.

10.22*     Intentionally omitted.

10.23(15)  Factoring Agreement dated June 26, 1997, between Centura Software
           Corporation and Pacific Business Funding Corporation.

10.24(15)  Warrant to Purchase Common Stock issued June 30, 1997 by Centura
           Software Corporation to Sand Hill Capital.

10.25(15)* 1997 Executive Retention Program.

10.26(16)  Lease Agreement, dated October 14, 1996, between Westport
           Investment and the Registrant.

10.27(17)* Letter Agreement dated November 5, 1997 between the Registrant and
           Hickey & Hill Incorporated, and form of Nonstatutory Stock Options issued to new Executives.

10.28(17)* Settlement Agreements and Mutual Releases between the Registrant and Sam M. Inman, III and between the Registrant and Earl Stahl.

10.29(17)  Loan and Security Agreement dated January 19, 1998 between the
           Registrant and Coast Business Credit, a division of Southern
           Pacific Bank.

10.30(17)  Common Stock and Warrant Purchase Agreement dated February 27,
           1998 between the Registrant and certain Purchasers of the Registrant's Common Stock.

10.31(17)  Note Conversion Agreement dated February 27, 1998 between the
           Registrant and Newport Acquisition Company No. 2, LLC.

10.32(17)  Warrant Purchase Agreement dated February 27, 1998 between the
           Registrant and Computer Associates International, Inc.

10.33(17)  Investor Rights Agreement dated February 27, 1998 between the
           Registrant and Newport Acquisition Company No. 2, LLC.

10.34(17)  Common Stock Purchase Warrants issued to Rochon Capital Group,
           Ltd. On February 27, 1998.

10.35(17)* 1998 Employee Stock Option Plan and form of Nonstatutory Option
           Agreements thereunder.

10.36(18)  Amendment to Investor Rights Agreement dated February 27, 1998 between the Registrant and Newport Acquisition Company No. 2, LLC.

11.1(14)   Statement regarding computation of per share earnings.

23.1       Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit
           5.1).

23.2(1)   Consent of PricewaterhouseCoopers LLP, with respect to financial statements of the Registrant.

23.3(1) Consent of PricewaterhouseCoopers LLP, with respect to financial statements of Raima Corporation.

24.1(1)    Power of Attorney (included on the signature page of this Form
           S-4).

______________________________
      *    Management Compensatory Plan or Arrangement.

   (1)     Previously filed.

   (2) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

   (3) Incorporated by reference from the Company's Registration Statement on Form S-1 (No. 33-55566), declared effective by the Commission on February 4, 1993.

   (4) Incorporated by reference from the Company's Registration Statement on Form S-8 (No. 33-62194) filed with the Commission on May 5, 1993.

   (5) Incorporated by reference from the Company's Registration Statement on Form S-8 (No. 33-83850) filed with the Commission on September 9, 1994.

   (6) Incorporated by reference from the Company's Annual Report on Form 10-Q for the year ended December 31, 1995.

   (7) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

   (8) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

   (9) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

   (10) Incorporated by reference from the Company's Current Report on Form 8-K dated July 2, 1993.

   (11) Incorporated by reference from the Company's Current Report on Form 8-K dated October 11, 1995, as amended by Amendment No. 1 dated October 25, 1995 (Form 8-K/A).

   (12) Incorporated by reference from the Company's Current Report on Form 8-K dated January 8, 1996.

   (13)    Incorporated by reference from the Company's Registration
           Statement on Form 8-A filed with the Commission on August 10, 1994.

   (14) Incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form S-4 filed with the Commission on March 10, 1997.

   (15) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

   (16) Incorporated by reference from the Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1997.

   (17) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

   (18) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.